AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 2000
                                                   REGISTRATION NO. 333-
___________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   _________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                        SECURITIES EXCHANGE ACT OF 1933
                                  __________

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
            (Exact name of registrant as specified in its charter)


              Delaware                           54-1708481
  (State or Other Jurisdiction of      (I.R.S. Employer Identification
           Incorporation)                          Number)



                        1700 Old Meadow Road, Suite 300
                               McLean, VA  22102
                                (703) 902-2800
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                              David Slotkin, Esq.
                        1700 Old Meadow Road, Suite 300
                               McLean, VA  22102
                                (703) 902-2800
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)

                                With a copy to:
                          Edward P. Tolley III, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY  10017
                                (212) 455-2000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /_/

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                        CALCULATION OF REGISTRATION FEE

  Title of                       Proposed        Proposed
 Securities                       Maximum         Maximum       Amount of
    To Be     Amount To Be      Aggregate       Aggregate     Registration
 Registered    Registered     Price Per Unit  Offering Price       Fee
___________   ____________    ______________  ______________  ____________

5 3/4%        $300,000,000      100% (1)(2)   $300,000,000(1)   $79,200
Convertible
Subordinated
Debentures
due 2007

Common        6,025,149      (4)            (4)              (4)
Stock, $.01   Shares (3)
par value

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(i) of the Securities Act of 1933.

(2)  Exclusive of accrued interest and distributions, if any.

(3) Represents the number of shares of common stock that are initially issuable upon conversion of the 5 3/4% Convertible Subordinated Debentures due 2007 registered hereby. For purposes of estimating the number of shares of common stock to be issued upon conversion of the debentures, Primus calculated the number of shares issuable upon conversion of the debentures based on a conversion price of $49.7913 per share of common stock. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares registered includes an indeterminate number of shares of common stock issuable upon conversion of the debentures, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions. The common stock registered hereby includes preferred stock purchase rights, which are associated with and trade with the common stock. The value, if any, attributable to the rights is reflected in the market price of the common stock.

(4) No additional consideration will be received for the common stock and therefore, no registration fee is required pursuant to Rule 457(i).

                            ______________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS

REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  Subject to Completion, dated June 12, 2000

                  P R E L I M I N A R Y  P R O S P E C T U S

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                                 $300,000,000
              5 3/4% Convertible Subordinated Debentures due 2007
  6,025,149 shares of Common Stock Issuable Upon Conversion of the Debentures
                        ______________________________

     This prospectus relates to 5 3/4% convertible subordinated debentures due February 15, 2007 of Primus Telecommunications Group, Incorporated, a Delaware corporation, held by certain security holders who may offer for sale the debentures and the shares of our common stock into which the debentures are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the debentures or the common stock directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions.

     The holders of the debentures may convert the debentures into shares of our common stock at any time at a conversion price of $49.7913 per share of common stock, subject to adjustment under certain circumstances. See "Description of the Debentures--Conversion Rights."

      Prior to February 15, 2003, if the market price of our common stock exceeds specified thresholds and we have an effective registration statement covering resales of the debentures and the common stock issuable upon conversion of the debentures, we may redeem some or all of the debentures at the redemption prices set forth in the section entitled "Description of Debentures--Optional Redemption by Primus."

     Each holder of the debentures may require us to repurchase all of the holder's debentures at 100% of their principal amount plus accrued and unpaid interest in certain circumstances involving a change of control. See "Description of Debentures--Repurchase at Option of Holders upon a Change of Control." At our option, we may repurchase the debentures for cash or common stock subject to the satisfaction of certain conditions.

     The debentures are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of Debentures--Subordination."

     Our common stock trades on the Nasdaq National Market under the symbol "PRTL." The last reported sale price on June 9, 2000 was $29 1/4 per share.

     The debentures are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

     Investing in our common stock or our debentures involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 9 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is June   , 2000


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                               TABLE OF CONTENTS

                                                                  Page
                 Where You Can Find More Information . . . . . .   2
                 Incorporation by Reference  . . . . . . . . . .   4
                 Summary . . . . . . . . . . . . . . . . . . . .   5
                 Risk Factors  . . . . . . . . . . . . . . . . .   9
                 Use of Proceeds . . . . . . . . . . . . . . . .  28
                 Price Range of Common Stock . . . . . . . . . .  28
                 Dividend Policy . . . . . . . . . . . . . . . .  29
                 Ratio of Earnings to Fixed Charges  . . . . . .  29
                 Unaudited Pro Forma Financial Data  . . . . . .  30
                 Description of the Debentures . . . . . . . . .  33
                 Description of Capital Stock  . . . . . . . . .  59
                 Selling Security Holders  . . . . . . . . . . .  64
                 Certain United States Federal Income Tax
                    Consequences   . . . . . . . . . . . . . . .  70
                 Plan of Distribution  . . . . . . . . . . . . .  77
                 Legal Matters . . . . . . . . . . . . . . . . .  79
                 Experts . . . . . . . . . . . . . . . . . . . .  80



                      WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports and other information with the Securities and Exchange Commission, which reports include our information set forth in full. Such reports and other information filed by us can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. For further information concerning the Commission's public reference rooms, the Commission can be reached at 1-800-SEC-0330. The Commission also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The site may be accessed at http://www.sec.gov. Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement relating to the debentures without charge by writing to Primus Telecommunications Group, Incorporated, 1700 Old Meadow Road, McLean, VA 22102, Attention: David Slotkin, General Counsel.

                          INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         -       Our Quarterly Report on Form 10-Q for the quarter ended
                 March 31, 2000;

         - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, including all material incorporated by reference therein; and

         - Our Current Report on Form 8-K/A, dated June 30, 1999, containing audited financial statements of Telegroup, Inc. and certain subsidiaries.

                                    SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. Prospective investors should consider carefully the information in this prospectus under the heading "Risk Factors."

General

         We are a facilities-based global total service provider offering bundled international and domestic Internet, data and voice services to business and residential retail customers and other carriers located in the United States, Canada, Brazil, the United Kingdom, continental Europe, Australia and Japan. We seek to capitalize on the increasing demand for high-quality international communications services which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation and the growth of data and Internet traffic.

         We primarily target customers with significant international long distance usage, including small- and medium-sized enterprises (SMEs), multinational corporations, ethnic residential customers and other telecommunications carriers and resellers. We also intend to target Internet-based businesses as we deploy our global ATM+IP network. As of March 31, 2000, we had approximately 2.1 million customers. We provide our customers with a portfolio of competitively priced services, including:

       . International and domestic long distance services and private networks;

       . Prepaid and calling cards, toll-free services and reorigination services; and

       . Local services in Australia, Canada, Puerto Rico and the United
         States Virgin Islands.

         Through our subsidiary iPRIMUS.com, we target SMEs and residential customers for data and Internet services, including dial-up, dedicated and high-speed Internet access, virtual private networks, Web hosting, data center co-location, voice-over IP services, e-commerce services and other data services.

         By constructing and expanding our network, we have reduced costs, improved service reliability and increased flexibility to introduce new products and services. We believe that, as the volume of telecommunications traffic carried on our network increases, we should continue to improve profitability as we more fully utilize our network capacity and realize economies of scale. Currently, 29 countries are connected directly to our network. We expect to continue to expand our network through additional investment in undersea and domestic fiber optic cable systems, international gateway and domestic switching facilities and international satellite earth stations as customer demand justifies the capital investment.

Strategy

         Our objective is to become a leading global provider of international and domestic Internet, data, e-commerce and voice services. Key elements of our strategy to achieve this objective include:

                 - Provide One-Stop Shopping for Internet, Data and Voice Services: We offer in selected markets, and intend to offer our customers in each of the markets we serve, a portfolio of bundled Internet, data and voice services. We typically enter international markets in the early stages of deregulation by initially offering international long distance voice services and subsequently expanding our portfolio of offerings to include Internet access and data services. For example, through our recent acquisitions in Canada, we now offer our business and residential customers a comprehensive array of voice services, including international and domestic long distance, as well as Internet access and enhanced services, including Internet roaming and Web hosting. By bundling our traditional voice services with data and Internet services, we believe that we will attract and retain a strong base of retail customers, which are traditionally the highest margin communications customers.

                 -        Expand the Reach and Data Capabilities of Our Global
                          Network: Through the geographic expansion of our global network, we expect to be able to increase the amount of our on-net traffic and thereby continue to reduce transmission costs and operating costs as a percentage of revenue, improve gross margins, reduce reliance on other carriers, and improve service reliability. In addition, we are leveraging our existing network to provide a full range of asynchronous transfer mode (ATM), frame relay and Internet protocol-based data and voice communications over a global broadband ATM+IP network. Our commitment and ability to provide reliable, carrier-grade voice, data and Internet communications over our global network on a standard platform recently enabled us to qualify as a Cisco powered network. We also expect to offer Web hosting services at various locations in our core markets, beginning in the second quarter of 2000 when we intend to offer Web hosting services co-located at some of our major switch sites. In addition, through our satellite earth station in London, we currently offer Internet and data transmission services in the Indian Ocean/Southeast Asia region. Our target satellite customers are PTTs, other communications carriers, ISPs and multinational corporations in developing countries. We plan to replicate this strategy by offering Internet and data services in Latin America and the Pacific Rim through the addition of four satellite earth stations, two on each of the east and west coasts of the United States.

                 - Build Base of Retail Customers with Significant International Communications Usage: We are focused on building a retail customer base with significant demand for international Internet, data and voice services. These customers typically include small- and medium-sized enterprises, multinational corporations, Internet-based businesses and ethnic residential customers. We are particularly targeting SME customers worldwide by focusing on the need SMEs have for secure Internet and data services and e-commerce services and solutions. Our strategic focus on retail customers reflects that we generally realize a higher gross margin as a percentage of net revenue from these customers compared to carrier customers. By offering high quality services at competitive prices through experienced sales and service representatives and bundling a comprehensive portfolio of communications services, we intend to further broaden our retail base.

                 -        Pursue Early Entry Into Selected Deregulating
                          Markets: We seek to be an early entrant into selected deregulating communications markets worldwide where we believe there is significant demand for voice, data and Internet services as well as substantial growth and profit potential. We believe that early entry into deregulating markets provides us with competitive advantages as we develop sales channels, establish a customer base, hire personnel experienced in the local communications industry and achieve name recognition prior to a large number of competitors entering these markets. We intend to concentrate our immediate expansion plans in those markets that are more economically stable and are experiencing more rapid deregulation, such as continental Europe and Canada. Subsequently, we plan to expand in additional markets, including Japan, other parts of the Asia-Pacific region and Latin America.

                 - Grow Through Selected Acquisitions, Joint Ventures and Strategic Investments: As part of our business strategy, we frequently evaluate potential acquisitions, joint ventures and strategic investments, some of which may be material, with companies in the voice, data and Internet businesses. We view acquisitions, joint ventures and strategic investments as a means to enter additional markets, add new products and market segments (e.g., DSL and Web hosting), expand our operations within existing markets, and generally accelerate the growth of our customer and revenue base. We target voice and data service providers, ISPs and Web hosting companies with an established customer base, complementary operations, telecommunications licenses, experienced management or network facilities in our target markets. In particular, we anticipate that we will make additional investments in or acquisitions of ISPs and other Internet-related and data service businesses worldwide.

                              ___________________

         Our executive offices are located at 1700 Old Meadow Road, McLean, Virginia 22102, and our telephone number is (703) 902-2800.

                                 RISK FACTORS

         You should consider carefully the following risks, in addition to the other information contained elsewhere in this prospectus, in evaluating whether to purchase any of the debentures.

Our high level of debt may adversely affect our financial and operating flexibility.

         We have substantial indebtedness. As of March 31, 2000, our total indebtedness was approximately $1,264.7 million.

         The indentures governing our senior notes limit, but do not prohibit, our incurrence of additional indebtedness and do not limit the amount of indebtedness that can be incurred to finance the cost of telecommunications equipment. The indenture governing the debentures does not limit the incurrence of additional indebtedness. We expect that we will incur additional indebtedness in the future and our level of indebtedness could have important consequences to you, including the following:

         - any additional indebtedness could make it more difficult for us to make payments of interest on our outstanding debt, including the debentures;

         - we may limit our ability to obtain any necessary financing in the future for working capital, capital expenditures or other purposes;

         - we must dedicate a substantial portion of our cash flow from operations, if any, to the payment of principal and interest on our indebtedness and this cash flow will not be available for our use elsewhere in our business;

         - our flexibility in planning for, or reacting to, changes in our business could be limited;

         - we may be at a competitive disadvantage because we are more highly leveraged than some of our competitors; and

         - we may be more vulnerable in the event of a downturn in our business if we have a high level of indebtedness.

         We must increase substantially our net cash flow in order to meet our debt service obligations and cannot assure you that we will be able to meet our debt service obligations, including our obligations under the debentures. The holders of such indebtedness can accelerate the maturity of such indebtedness if there is a default and that could cause defaults under our other indebtedness. Such defaults could result in a default on the debentures, could delay or preclude payments of interest or principal on the debentures and would have a material adverse impact on the trading prices of our common stock.

We experienced historical, and will experience future, operating losses, negative cash flow from operations and net losses.

         As of March 31, 2000, we had an accumulated deficit of $267.6 million. We incurred net losses of $2.4 million in 1995, $8.8 million in 1996, $36.2 million in 1997, $63.6 million in 1998, $112.7 million in 1999 and $43.3 million for the three months ended March 31, 2000.

         Our recent net revenue growth should not be considered to be indicative of future net revenue growth, if any. We expect to continue to incur operating losses and negative cash flow from operations as we expand our operations and build-out and upgrade our telecommunications and data/Internet network. We cannot assure you that our net revenue will grow or be sustained in future periods or that we will be able to achieve or sustain profitability or generate positive cash flow from operations in any future period. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service or working capital requirements, including our obligations with respect to the debentures. These developments would have a material adverse impact on the trading prices of our common stock.

If we are unable to obtain additional financing, we may have to reduce the size of our expansion.

         We continually evaluate the expansion of our service offerings and plan to make further investments in and enhancements to our telecommunications network and in distribution channels. To fund these additional cash requirements, we anticipate that we will have to raise additional financing from public or private equity or debt sources. Additionally, we may be required to seek additional capital sooner than expected if:

         - our plans or assumptions change or are inaccurate, including with respect to the development of our telecommunications network, the expansion of our service offerings, the scope of our operations and our operating cash flow;

         -       we consummate additional investments or acquisitions;

         -       we experience unexpected costs or competitive pressures; or

         - our existing cash and any other borrowings prove to be insufficient.

We have agreed in certain agreements governing our indebtedness other than the debentures to restrictive covenants that will affect, and in many respects will limit or prohibit significantly, our ability to incur additional indebtedness and to create liens. If we do raise additional funds through the incurrence of debt, we would likely become subject to additional restrictive financial covenants. If we are unable to obtain additional capital at all or on acceptable terms, we may be required to reduce the scope of our expansion, including the expansion of iPRIMUS.com, which could adversely affect our business prospects and our ability to compete and also could adversely affect the trading prices of our common stock.

         We cannot assure you that we will be able to raise equity capital, obtain capital lease or bank financing or incur other borrowings on commercially reasonable terms, if at all, to fund any such expansion or otherwise.

We may not be able to pay interest and principal on the debentures if we do not receive distributions from our subsidiaries.

         We are a holding company and our principal assets are the stock of our operating subsidiaries. Dividends, intercompany loans and other permitted payments from our direct and indirect subsidiaries, and our own credit arrangements, are our sources of funds to meet our cash needs, including the payment of expenses and principal and interest on the debentures. Our subsidiaries are legally distinct from us and have no obligations to pay amounts due with respect to the debentures or to make funds available to us. Our subsidiaries will not guarantee the debentures. Many of our subsidiaries are organized in jurisdictions outside the United States. Their ability to pay dividends, repay intercompany loans or make other distributions may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by them, as well as statutory and other legal restrictions. Additionally, payments from our subsidiaries may result in adverse tax consequences. If we do not receive dividends, distributions and other payments from our subsidiaries, we would be restricted in our ability to pay interest and principal on the debentures and on our ability to utilize cash flow from one subsidiary to cover shortfalls in working capital at another subsidiary.

Our holding company structure may limit your recourse to our assets.

         Creditors of the holding company, including the holders of the debentures, and the holding company itself generally will have subordinate claims against the assets of a particular subsidiary as compared to the creditors of such subsidiary. Accordingly, the debentures will be subordinated structurally to all existing and future indebtedness and other liabilities and commitments of our subsidiaries, including trade payables. As of March 31, 2000, our subsidiaries had outstanding aggregate liabilities of approximately $486.5 million. Our right to receive assets of any subsidiary upon the liquidation or reorganization of such subsidiary (and the consequent rights of the holders of the debentures to participate in those assets) will be subordinated structurally to the claims of such subsidiary's creditors. However, if the holding company itself is recognized as a creditor, its claims would be subordinate to any secured indebtedness of such subsidiary and any indebtedness of such subsidiary that is senior to the holding company's claims. We have no significant assets other than the stock of our subsidiaries. If we were to enter into a bank credit facility or similar arrangement, we expect that the stock of the subsidiaries would be pledged to secure any such credit facility or arrangement.

The debentures are subordinated to any existing and future Senior Debt.

         The debentures are contractually subordinated in right of payment to our existing and future Senior Debt. As of March 31, 2000, we had approximately $868.9 million of Senior Debt. The indenture does not limit the creation of additional Senior Debt (or any other indebtedness). In connection with the expansion of our communications network and our Internet business, we expect that we may significantly increase our Senior Debt in the near future. Any significant additional indebtedness incurred may materially adversely impact our ability to service our debt, including the debentures. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the debentures will be used to pay the holders of Senior Debt to the extent necessary to pay the Senior Debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our Senior Debt and such general creditors may recover more, ratably, than the holders of the debentures or our other subordinated indebtedness. In addition, the holders of our Senior Debt may, under certain circumstances, restrict or prohibit us from making payments on the debentures.

Our ability to repurchase debentures with cash upon a change of control may be limited.

         In certain circumstances involving a change of control of Primus (as defined in the indenture), the holders of the debentures may require us to repurchase some or all of the holders's debentures. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the debentures in cash. Our ability to repurchase the debentures in cash in such event may be limited by law, by the indenture, by the terms of other agreements relating to our Senior Debt and by such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our Senior Debt in order to make such payments. We may not have the financial ability to repurchase the debentures in cash if payment for our Senior Debt is accelerated.

We may enter new markets or businesses where we have limited or no operating experience.

         We have limited experience in operating our business. Our company was founded in February 1994 and began generating operating revenues in March 1995. We intend to enter additional markets or businesses, including establishing an Internet business, where we have limited or no operating experience. Accordingly, we cannot assure you that our future operations will generate operating or net income, and you must consider our prospects in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry.

We cannot assure you that our Internet and data business will be successful.

         We have recently begun targeting businesses and residential customers for Internet and data services through our subsidiary iPRIMUS.com and other recently acquired ISPs. We have been expanding, and we intend to continue to expand, our offering of data and Internet services worldwide and we anticipate offering a full-range of Internet protocol-based data and voice communications over our global broadband ATM+IP network which we are beginning to deploy over our existing network infrastructure. We have limited experience in the Internet business and cannot assure you that we will successfully establish or expand the business. Currently, we provide Internet services to business and residential customers in the United States, Australia, Canada, Brazil and Germany, and offer Internet transmission services in the Indian Ocean/Southeast Asia regions through our satellite earth station in London.

         The market for Internet connectivity and related services is extremely competitive. Our primary competitors include other ISPs that have a significant national or international presence. Many of these carriers have substantially greater resources, capital and operational experience than we do. We also expect we will experience increased competition from traditional telecommunications carriers that expand into the market for Internet services. In addition, we will require substantial additional capital to make investments in our Internet operations and we may not be able to obtain that capital on favorable terms or at all. The amount of such capital expenditures may exceed the amount of capital expenditures spent on the voice portion of our business going forward.

         Further, even if we are able to establish and expand our Internet business, we will face numerous risks that may adversely affect the operations of our Internet business. These risks include:

         -       competition in the market for Internet services;

         -       our limited operating history as an ISP;

         - our reliance on third parties to provide maintenance and support services for our ATM+IP network;

         - our reliance on third-party proprietary technology, including Pilot's HDI security protocol, to provide certain services to our customers;

         - our ability to recruit and retain qualified technical, engineering and other personnel in a highly competitive market;

         - our ability to adapt and react to rapid changes in technology related to our Internet business;

         - uncertainty relating to the continuation of the adoption of the Internet as a medium of commerce and communications;

         - vulnerability to unauthorized access, computer viruses and other disruptive problems due to the accidental or intentional actions of others;

         -       adverse regulatory developments;

         - the potential liability for information disseminated over our network; and

         - our need to manage the growth of our Internet business, including the need to enter into agreements with other providers of infrastructure capacity and equipment and to acquire other ISPs and Internet-related businesses on acceptable terms.

         Finally, we expect to incur operating losses and negative cash flow from our Internet and data business as we expand, build out and upgrade this part of our business. Any such losses and negative cash flow are expected to partially offset the expected positive cash flow generated by our voice business and effectively reduce the overall cash flow of Primus as a whole.

We must complete our network, operate it efficiently and generate additional traffic.

         Our long-term success is dependent upon our ability to design, implement, operate, manage and maintain our communications network, and our ability to generate and move traffic onto the network. We have incurred additional fixed operating costs due to our acquisition of telecommunications equipment and other assets of TresCom, London Telecom, AT&T Canada, ACC Telenterprises, Telegroup and due to other recent acquisitions. We will incur additional fixed operating costs as we further expand our network. These costs typically are in excess of the revenue attributable to the transmission capacity funded by such costs until we generate additional traffic volume for such capacity. We cannot guarantee that we will generate sufficient traffic to utilize economically our capacity or that we can complete our network in a timely manner or operate it efficiently. We also intend to expand our network as more countries deregulate their telecommunications industries. We cannot guarantee that we will be able to obtain the required licenses or purchase the necessary equipment on favorable terms or, if we do, that we will be able to develop successfully our network in those countries.

We must manage our development and rapid growth effectively.

         Our continued growth and expansion places a significant strain on our management, operational and financial resources, and increases demands on our systems and controls. We continue to add switches and fiber optic cable and to expand our operations. We have expanded our retail operations through our recent acquisitions of TresCom, London Telecom, the consumer business of AT&T Canada, the residential long distance business of ACC Telenterprises, 51% of Matrix Internet, the retail business of Telegroup and assets of DigitalSelect and we will continue to expand our retail operations when we complete our acquisition of LCR Telecom. We have also acquired several ISPs and created iPRIMUS.com, our subsidiary through which we intend to operate our Internet and data businesses. To manage our growth effectively, we must continue to implement and improve our operational and financial systems and controls, purchase and utilize other transmission facilities, and expand, train and manage our employee base. If we inaccurately forecast the movement of traffic onto our network, we could have insufficient or excessive transmission facilities and disproportionate fixed expenses. We cannot guarantee that we will be able to develop further our facilities-based network or expand at the rate presently planned, or that the existing regulatory barriers to such expansion will be reduced or eliminated. As we proceed with our development, we will place additional demands on our customer support, billing and management information systems, on our support, sales and marketing and administrative resources and on our network infrastructure. We cannot guarantee that our operating and financial control systems and infrastructure will be adequate to maintain and manage effectively our future growth.

We may not successfully integrate our recent acquisitions and we may not successfully complete or integrate future acquisitions.

         A key element of our business strategy is to acquire or make strategic investments in complementary assets and businesses, and a major portion of our growth in recent years is as a result of such acquisitions. Acquisitions, including our recent TresCom, London Telecom, AT&T Canada, ACC Telenterprises, Telegroup, GlobalServe, TCP/IP, Matrix Internet, 1492 Technologies and DigitalSelect acquisitions and our acquisition of LCR Telecom, and strategic investments involve financial and operational risks. We may incur or assume indebtedness in order to effect an acquisition and will need to service that indebtedness. An acquisition may not provide the benefits originally anticipated while we continue to incur operating expenses. There may be difficulty in integrating the service offerings, distribution channels and networks gained through acquisitions and strategic investments with our own. In a strategic investment where we acquire a minority interest in a company, we may lack control over the operations and strategy of the business, and we cannot guarantee that such lack of control will not interfere with the integration of services and distribution channels of the business with our own. Although we attempt to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, such unexpected liabilities nevertheless may accompany such strategic investments and acquisitions. We cannot guarantee that we successfully will:

         - identify attractive acquisition and strategic investment candidates;

         - complete and finance additional acquisitions on favorable terms; or

         -       integrate the acquired businesses or assets into our own.

         We cannot guarantee that the integration of our business with any acquired company's business, including the businesses of TresCom, London Telecom, AT&T Canada and ACC Telenterprises, Telegroup, GlobalServe, TCP/IP, Matrix Internet, 1492 Technologies, DigitalSelect or of LCR Telecom will be accomplished smoothly or successfully, if at all. If we encounter significant difficulties in the integration of the existing services or technologies or the development of new technologies, resources could be diverted from new service development, and delays in new service introductions could occur. We cannot guarantee that we will be able to take full advantage of the combined sales forces' efforts. Successful integration of operations and technologies requires the dedication of management and other personnel which may distract their attention from our day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities.

We experience intense domestic and international competition.

         The long distance telecommunications industry is intensely competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. The industry has relatively limited barriers to entry in the more deregulated countries with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, customers can switch carriers at any time. We believe that competition in all of our markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as the non-United States markets continue to experience deregulatory influences. Further deregulation in other countries such as Canada, the United Kingdom, Germany and Japan, could result in greater competition in telecommunications services offered in these countries. This increase in competition could adversely affect net revenue per minute and gross margin as a percentage of net revenue. We compete primarily on the basis of price, particularly with respect to our sales to other carriers, and also on the basis of customer service and our ability to provide a variety of telecommunications products and services. Prices for long distance calls in several of the markets in which we compete have declined in recent years and are likely to continue to decrease. We cannot guarantee that we will be able to compete successfully in the future.

Many of our competitors are significantly larger than we, and many of our competitors have:

         - substantially greater financial, technical and marketing resources;

         -       larger networks;

         -       a broader portfolio of services;

         -       controlled transmission lines;

         -       stronger name recognition and customer loyalty; and

         -       long-standing relationships with our target customers.

         In addition, many of our competitors enjoy economies of scale that can result in a lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry. Several long distance carriers in the United States, including most recently, AT&T, MCI/WorldCom and Sprint, have introduced pricing strategies that provide for fixed, low rates for calls within the United States. If this strategy is adopted widely, it could have an adverse effect on our results of operations and financial condition if increases in telecommunications usage do not result or are insufficient to offset the effects of such price decreases. Our competitors include, among others: AT&T Corp., MCI/WorldCom, Sprint Corp.,

Frontier Communications Services, Inc., Pacific Gateway Exchange, Inc. and Qwest Communications International, Inc. in the United States; Telstra, Optus Communications Pty. Limited, AAPT, WorldxChange and GlobalOne in Australia; British Telecommunications plc., Cable & Wireless Communications, AT&T, MCI/WorldCom, GlobalOne, ACC Corporation, Colt Telecom, Energis, GTS/Esprit Telecom Group, and RSL Communications in the United Kingdom; Deutsche Telekom, O.tel.o Communications, Mannesmann ARCOR, Colt, MCI/WorldCom, and RSL Communications in Germany; Stentor and Sprint Canada in Canada; Telmex, the other PTTs in Latin America, AT&T, MCI/WorldCom and Sprint in Latin America; Kokusai Denshin Denwa Co., Ltd. (KDD), Nippon Telegraph and Telephone Corporation, Japan Telecom, IDC and a number of second tier carriers such as Cable & Wireless, MCI/WorldCom and ATNet in Japan.

         Recent and pending deregulation in various countries may encourage new entrants to compete, including Internet service providers, cable television companies and utilities. For example, the United States and 68 other countries have committed to open their telecommunications markets to competition pursuant to an agreement under the World Trade Organization which began on January 1, 1998. Further, in the United States once certain conditions are met under the United States Telecommunications Act of 1996, the regional bell operating companies will be allowed to enter the domestic long distance market, AT&T, MCI/WorldCom and other long distance carriers will be allowed to enter the local telephone services market, and any entity, including cable television companies and utilities, will be allowed to enter both the local service and long distance telecommunications markets. In addition, we could experience additional competition in the Australian market from newly licensed telecommunications carriers with the ongoing deregulation of the Australian telecommunications market and the granting of additional carrier licenses.

A deterioration in our relationships with facilities-based carriers could have a material adverse effect on us.

         We primarily connect our customers' telephone calls through transmission lines that we lease under a variety of arrangements with other facilities-based long distance carriers. Many of these carriers are, or may become, our competitors. Our ability to maintain and expand our business is dependent upon whether we continue to maintain favorable relationships with the facilities-based carriers from which we lease transmission lines. If our relationship with one or more of these carriers were to deteriorate or terminate, it could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition. Moreover, we lease transmission lines from some vendors that currently are subject to tariff controls and other price constraints which in the future may be changed.

Uncertainties and risks associated with international markets could adversely impact our international operations.

         A key element of our business strategy is to expand in international markets. In many international markets, the existing incumbent carrier has certain advantages, including:

         -       controlling access to the local networks;

         - enjoying better brand recognition and brand and customer loyalty; and

         - having significant operational economies, including a larger backbone network and more foreign carrier agreements with other incumbent carriers and other service providers.

Moreover, the incumbent carrier may take many months to allow competitors to interconnect to its switches. To achieve our objective of pursuing growth opportunities in international markets, we may have to make significant investments for an extended period before returns, if any, on such investments are realized. In addition, we cannot guarantee that we will be able to obtain the permits and operating licenses required by us to:

         -       operate our own transmission facilities or switches;

         -       obtain access to local transmission facilities; or

         - market, sell and deliver competitive services in these markets.

In addition, such permits and operating licenses, if we obtain them, may not be obtained in the time frame that we currently contemplate.

         There are additional risks inherent in doing business on an international level that could materially and adversely impact our international operations. These risks include:

         - unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

         -       difficulties in staffing and managing foreign operations;

         -       problems in collecting accounts receivable;

         -       political risks;

         -       fluctuations in currency exchange rates;

         - foreign exchange controls that restrict or prohibit repatriation of funds;

         -       technology export and import restrictions or prohibitions;

         -       delays from customs brokers or government agencies;

         - seasonal reductions in business activity during the summer months and holiday periods; and

         - potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.


         A significant portion of our net revenue and expenses is denominated, and is expected to continue to be denominated, in currencies other than United States dollars. Changes in exchange rates may have a significant effect on our results of operations. Historically, we have not engaged in hedging transactions, and currently do not contemplate engaging in hedging transactions to mitigate foreign exchange risk.

         On January 1, 1999, 11 member countries of the European Union established fixed conversion rates between their national currencies and the euro. At that time, the euro began trading on currency exchanges and became usable for non-cash transactions. However, traditional currencies will continue to be used until at least January 1, 2002. Given the extent of our current and expected services in continental Europe and the nature of those services, we currently do not expect euro conversion to have a material impact on operations or cash flows. However, uncertainties exist as to the effects of euro conversion on certain European customers and on the economies of the participating countries. Euro conversion also will result in a better ability to compare prices in different countries which may negatively impact pricing strategies in different participating countries. We plan to continue to evaluate the impact of euro conversion on our computer and financial systems, business processes, market risk and price competition.

Malfunctions in our existing information systems or delays in implementing new ones could adversely affect us.

         To bill our customers, we must record and process massive amounts of data quickly and accurately. We believe that our management information system will have to grow as our business expands and it will have to change as new technological developments occur. We believe that the successful implementation and integration of new information systems and backroom support will be important to our ability to:

         -       develop and grow our business;

         -       monitor and control costs;

         -       bill our customers accurately and in a timely fashion; and

         -       achieve operating efficiencies.

We cannot guarantee that we will avoid delays or cost-overruns, and we may suffer adverse consequences in implementing these systems. Any such delay or other malfunction of our management information systems could have a material adverse effect on our business, financial condition and results of operations.

Rapid changes in the telecommunications industry could adversely affect our competitiveness and our financial results.

         The international telecommunications industry is changing rapidly due to:

         -       deregulation;

         -       privatization of incumbent carriers;

         -       technological improvements;

         -       expansion of telecommunications infrastructure; and

         -       the globalization of the world's economies.

In addition, deregulation in any particular market may cause such market to shift unpredictably. We cannot guarantee that we will be able to compete effectively or adjust our contemplated plan of development to meet changing market conditions.

         The telecommunications industry generally is experiencing a rapid technological evolution. New products and service offerings are being introduced. Satellite and undersea cable transmission capacity is increasingly available for services similar to those we provide. Potential developments that could affect us adversely if we do not anticipate them or appropriately respond to them include:

         -       improvements in transmission equipment;

         - development of switching technology allowing voice/data/video multimedia transmission simultaneously; and

         -       commercial availability of competitively-priced
                 Internet-based domestic and international switched voice/data/video services.

Our profitability will depend on our ability to anticipate, assess and adapt to rapid technological changes and our ability to offer, on a timely and cost-effective basis, services that meet evolving industry standards. We cannot guarantee that we will be able to assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms.

Natural disasters could adversely affect our business.

         Many of the geographic areas where we conduct our business may be affected by natural disasters, including hurricanes and tropical storms. Hurricanes, tropical storms and other natural disasters could have a material adverse effect on our business by damaging our network facilities or curtailing telephone traffic as a result of the effects of such events, such as destruction of homes and businesses.

The loss of our key personnel could significantly impact us.

         We depend upon the efforts of our management team and our key technical, marketing and sales personnel, particularly those of K. Paul Singh, our Chairman and Chief Executive Officer. If we lose the services of one or more of these key individuals, particularly Mr. Singh, our business and its future prospects could be materially and adversely affected. We have entered into an employment agreement with Mr. Singh, which continues until May 30, 2001, and from year to year thereafter unless terminated. We do not maintain any key person life insurance on the lives of any officer, director or key employee. Our future success will also depend on our ability to attract and retain additional key management and technical and sales personnel required in connection with the growth and development of our business. The competition to hire qualified employees and personnel in the telecommunications and Internet industries is intense, particularly in non-U.S. markets, and there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. We cannot guarantee that we will be successful in attracting and retaining such executives and personnel.

We are subject to potential adverse effects of regulation.

         Regulation of the telecommunications industry is changing rapidly, both domestically and internationally. Although we believe that deregulation efforts will create opportunities for us, they also present risks, which could have a material adverse effect on our business.

         As a multinational telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. Future regulatory, judicial, legislative and government policy changes may have a material adverse effect on us and domestic or international regulators or third parties may raise material issues with regard to our compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on our competitive position, growth and financial performance.

         In the United States, regulatory considerations that affect or limit our business include the following:

         - The recent trend in the United States toward reduced regulation has given AT&T, the largest international and domestic long distance carrier in the United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as us;

         - Any failure to maintain proper federal and state tariffs or certification, or any finding by the federal or state agencies that we are not operating under permissible terms and conditions, may result in an enforcement action or investigation;

         - Under new FCC rules, local exchange carriers will be permitted to allow certain volume discounts in the pricing of access charges, which may place many long distance carriers, including us, at a significant cost disadvantage to larger competitors. The FCC may amend its rules to require us to contribute to universal service funds based on foreign revenues as well as domestic revenues; currently, the FCC only requires such contribution based on domestic revenues; and

         - To the extent that the FCC finds that the International Settlements Policy still applies to us, the FCC could find that, absent a waiver, certain terms of our foreign carrier agreements do not meet the requirements of the International Settlements Policy. The FCC could, among other things, issue a cease and desist order or impose forfeitures if it finds that these agreements conflict with the International Settlements Policy.

         In Canada, regulatory considerations that affect or limit our business include the following:

         - The Canadian Radio-television and Telecommunications Commission has recently adjusted its international services contribution regime and is preparing to conduct a review of its domestic services contribution regime in light of its recent decision to move from a per circuit to a per minute contribution charge arrangement. We cannot assure you that the new regulatory framework for contribution charges for Canadian domestic and international traffic, once implemented in Canada, will allow us to compete effectively in offering telecommunications services.

         In Australia, regulatory considerations that affect or limit our business include the following:

         - Carriers must meet the universal service obligation to assist in providing all Australians, particularly those living in remote areas, with reasonable access to standard telephone services. The Australian Communications Authority could make an assessment of a universal service levy that would be material or the Australian government could legislate universal service obligations that would be material.

         In Europe, regulatory considerations that affect or limit our business include the following:

         - A change in regulatory policy in Germany has taken place which requires us to invest in additional points of presence and transmission lines in order to continue to receive the lowest available interconnection rates. Growth of operations also requires adding additional interconnection lines. However, the cumulative demand for additional points of interconnection and interconnection lines by all alternative carriers has created a severe order backlog with Deutsche Telekom. Deutsche Telekom has not yet supplied our orders and has delayed supply of some orders contrary to its contractual obligations. Our capacity will be severely restricted until these orders are fulfilled. RegTP, the German telecommunications regulatory authority, has in the past denied action on the late or even delayed supply of interconnection points and lines by Deutsche Telekom and recently RegTP has moderated discussions between Deutsche Telekom and its competitors concerning this order backlog. If these discussions do not lead to a substantial improvement in the supply of interconnection points and RegTP fails to force Deutsche Telekom to supply interconnection points, it may severely affect our business and we may not be able to meet customer demand.

         - In Germany, we are subject to numerous regulatory requirements when we operate under our license, including the requirement that we present our standard terms and conditions to German regulators and possibly that we contribute to universal service mechanisms; and

         - Deutsche Telekom has exercised its option to terminate its current interconnection agreements with us and all other carriers as of the end of 1999 and has asked that renegotiations be commenced. Deutsche Telekom has at the same time presented us with a new draft interconnection agreement containing terms less favorable to us than in the current agreement, including, higher interconnection fees, higher resale fees for certain interconnecting calls and minimum traffic volume requirements. These terms may adversely affect our business. In addition, though RegTP has recently reduced interconnection tariffs, it has not determined the interconnection tariffs starting in 2001 and Primus' business may be adversely affected by that determination. Because of these interconnection issues, non-discrimination between large and smaller carriers like ourselves will become a serious issue. Whether or not non-discrimination can be ensured with respect to all terms and conditions and in a timely fashion will severely impact our business.

         In Japan, there can be no guarantee that the Japanese regulatory environment will allow us to provide services in Japan at competitive rates.

         In other jurisdictions regulatory considerations that affect or limit our business include the following:

         - In countries that enact legislation intended to deregulate the telecommunications sector or that have made commitments to open their markets to competition in the World Trade Organization Agreement, there may be significant delays in the adoption of implementing regulations and uncertainties as to the implementation of the deregulatory programs which could delay or make more expensive our entry into such additional markets; and

         - In some countries, regulators may make subjective judgments in awarding licenses and permits, and we may be excluded from such markets without any legal recourse. If we are able to gain entry into such a market, we cannot assure you that we will be able to provide a full range of services in such market. In addition, we may have to modify significantly our operations to comply with changes in the regulatory environment in such markets.

A group of our stockholders could exercise significant influence over our affairs.

         As of March 31, 2000, our executive officers and directors beneficially owned 10,116,653 shares of our common stock, representing approximately 24.5% of the outstanding common stock. The executive officers and directors also have been granted options to purchase an additional 633,007 shares of our common stock which vest after March 31, 2000. Of these amounts, Mr. K. Paul Singh, our Chairman and Chief Executive Officer, beneficially owns approximately 4,826,472 shares of our common stock, including options to purchase 438,099 shares of our common stock. Investors affiliated with E.M. Warburg, Pincus & Co., LLC beneficially own 3,875,689 shares of our common stock. As a result, the executive officers, directors and Warburg, Pincus exercise significant influence over such matters as the election of our directors, amendments to our charter, other fundamental corporate transactions such as mergers and asset sales, and otherwise the direction of our business and affairs. Additionally, under the terms of a shareholders' agreement among Warburg, Pincus, Mr. Singh and us, entered into in connection with our merger with TresCom, we agreed to nominate one individual selected by Warburg, Pincus and reasonably acceptable to our non-employee directors, to serve as a member of our board of directors. This nomination right remains effective so long as Warburg, Pincus is the beneficial owner of 10% or more of our outstanding common stock. In June 1998, Douglas Karp joined our board of directors pursuant to the foregoing arrangement.

Future sales of our common stock in the public market could lower our stock price.

         Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings. As of March 31, 2000, we had approximately 40,022,149 shares of common stock outstanding and 4,962,903 shares issuable upon exercise of outstanding options and warrants and we will have approximately 6,025,149 shares reserved for issuance upon conversion of the $300 million of the debentures (subject to adjustment). Although a substantial portion of these shares are "restricted shares" or are held by our affiliates and, accordingly, may not be sold publicly except in compliance with Rule 144, a significant percentage of these shares, together with shares of our common stock issued in our initial public offering, shares of our common stock previously sold pursuant to Rule 144, shares of our common stock issued in the TresCom merger to TresCom stockholders other than Warburg, Pincus and shares of our common stock issued in the October 1999 offering, are freely tradeable. In addition, we may issue a significant number of additional shares of common stock as consideration for acquisitions or other investments. For example, we issued approximately 2.2 million shares of our common stock in connection with our acquisition of LCR Telecom. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

There is only a limited trading market for our common stock and the market price of our common stock may fluctuate significantly.

         Since our initial public offering in 1996, there has been limited trading in our common stock. There can be no assurance that an active trading market for the common stock will be maintained. Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Various factors and events may cause the market price of the common stock to fluctuate significantly. Such factors and events include the liquidity of the market for the common stock, variations in our quarterly operating results, regulatory or other changes (both domestic and international) affecting the telecommunications industry generally, our or our competitors' announcements of business developments, our adding customers in connection with acquisitions, changes in the cost of long distance service or other operating costs and changes in general market conditions.

We cannot assure you that an active trading market will develop for the debentures.

         Prior to the offering of the debentures in February 2000, no public market existed for the debentures. We cannot assure you that any liquid market will develop for the debentures, that holders of the debentures will be able to sell their debentures, or at what price holders would be able to sell their debentures. The liquidity of the trading market in the debentures and the market price quoted for the debentures may be affected adversely by declines in the market for the 1997 senior notes, the 1998 senior notes, the January 1999 senior notes, and the October 1999 senior notes, by changes in the overall markets for convertible subordinated debentures and by changes in our financial performance or prospects for companies in our industry generally. We do not intend to apply for listing of the debentures on any securities exchange.

Anti-takeover provisions could impede or discourage a third-party acquisition.

         Primus is a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without shareholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. We also have adopted a rights plan, commonly known as a "poison pill," that entitles our stockholders to acquire additional shares of our company, or a potential acquirer of our company, at a substantial discount from their market value in the event of an attempted takeover. Our certificate of incorporation or by-laws provide for a classified board of directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. The indentures governing our senior notes and the debentures require that we offer to repurchase such notes or debentures upon a change in control of Primus. Lastly, all options issued under our stock option plans automatically vest upon a change in control. Our incorporation under Delaware Law, our board's ability to create and issue a new series of preferred stock, the acceleration of the vesting of options, the existence of our rights plan, the requirement to repurchase senior notes and the debentures, and certain provisions of our certificate of incorporation or by-laws could impede a merger, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

                                USE OF PROCEEDS

         We will not receive any of the proceeds from the resale by selling security holders of the debentures or the underlying common stock.


                          PRICE RANGE OF COMMON STOCK

         Primus's common stock trades on the Nasdaq Stock Market under the symbol "PRTL". The following table provides the high and low sales prices for our common stock on the Nasdaq National Market reported for the fiscal quarterly periods indicated below. These prices do not include retail markups, markdowns or commissions.

Fiscal 2000                                          High            Low

         Second Quarter (through June 9, 2000) . . . 49 7/8        19 1/2
         First Quarter . . . . . . . . . . . . . . . 51 3/4        30 1/2
Fiscal 1999
         Fourth Quarter . . . . . . . . . . . . . .  $39           $17 7/16
         Third Quarter . . . . . . . .  . . . . . .  $25 1/8       $15 3/4
         Second Quarter . . . . . . . . . . . . . .  $23 3/8       $8 7/8
         First Quarter  . . . . . . . . . . . . . .  $18 1/4       $9 7/8
Fiscal 1998
         Fourth Quarter . . . . . . . . . . . . . .  $16 3/4       $5 1/4
         Third Quarter  . . . . . . . . . . . . . .  $28           $5 3/8
         Second Quarter   . . . . . . . . . . . . .  $30 7/8       $14 5/8
         First Quarter  . . . . . . . . . . . . . .  $31 1/4       $14 3/4

         On June 9, 2000, the last reported sale price of our common stock was $29 1/4.

                                DIVIDEND POLICY

         We have never declared or paid any dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings to finance our operations and expand our business. In addition, our ability to pay cash dividends is restricted by the indentures relating to our senior notes and may be further restricted by agreements entered into by us in the future with respect to other indebtedness. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

                      RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges is computed by dividing pre-tax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 1995, 1996, 1997, 1998, 1999 and the three months ended March 31, 2000, earnings were insufficient to cover fixed charges by $2.4 million, $8.6 million, $36.4 million, $63.6 million, $113.0 million and $43.5 million, respectively.

                      UNAUDITED PRO FORMA FINANCIAL DATA

         The following unaudited pro forma consolidated financial statements are based on the historical presentation of our consolidated financial statements and the combined financial statements of Telegroup and certain subsidiaries.

         The unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 gives effect to the Telegroup acquisition and the related issuance of $45.5 million of senior notes in June 1999 as if each had occurred on January 1, 1999.

         The unaudited pro forma consolidated statement of operations should be read in conjunction with the historical financial statements, including notes thereto, of Primus and Telegroup incorporated by reference herein.

         The unaudited pro forma consolidated statement of operations may not be indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or that may be obtained in the future.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                   (In thousands, except per share amounts)

                                              Adjustments
                                             --------------
                                                       Interest   Pro Forma as
                Primus(1)   Telegroup(2)   Telegroup    Expense     Adjusted
               ---------    --------       ---------   --------   ------------

Net revenue    $ 832,739    $101,618(3)    $(5,676)(4)  $     -     $925,640
                                            (3,041)(5)
Cost of
revenue          624,599      67,584        (5,421)(4)        -      686,762
               ---------    --------       -------      -------    ---------
Gross margin     208,140      34,034        (3,296)           -      238,878
Operating
expenses:
Selling,
general, and
administrative   199,581      34,822          (114)(4)               231,248
                                            (3,041)(5)
Depreciation
and
amortization      54,957       5,709        (1,100)(7)        -       61,801
                                             2,235 (8)
               ---------    --------       -------      -------    ---------
Total
operating
expenses         254,538      40,531        (2,020)           -      293,049
               ---------    --------       -------      -------    ---------
Gain/(loss)
from
operations       (46,398)     (6,497)       (1,276)           -      (54,171)
Interest
expense          (79,629)     (6,500)        6,500(6)    (2,558)(9)  (82,187)
Interest
income            13,291         221                                  13,512
Other income
(expense)                        (32)                                    (32)
               ---------    --------       -------      -------    ---------
Gain/(loss)
before income
taxes           (112,736)    (12,808)        5,224       (2,558)    (122,878)
Income taxes                    (225)                                   (225)
               ---------    --------       -------      -------    ---------
Net loss       $(112,736)   $(13,033)      $ 5,224      $(2,558)   $(123,103)
               =========    ========       =======      =======    =========

Basic &
diluted net
loss per
share          $   (3.72)                                          $   (4.06)
               =========    ========       =======      =======    =========
Weighted
average
number of
shares            30,323                                              30,323
               =========    ========       =======      =======    =========
EBITDA         $   8,559                                           $   7,630

(1) Represents the historical results of operations of Primus for the year ended December 31, 1999.
(2) Reflects the historical results of operations of Telegroup for the five months ending May 31, 1999.

Telegroup Adjustments:

(3) Does not give effect to the attrition in Telegroup's retail customer base, which began to occur prior to our acquisition of Telegroup and which we expect to continue into the near future.
(4) To eliminate wholesale net revenue, cost of revenue, and selling, general and administrative expenses, as this component of the Telegroup business had been substantially eliminated prior to the purchase by Primus.
(5) To reflect the reclassification of bad debt expenses from selling, general and administrative expenses to a reduction of net revenue to conform to Primus's accounting policies.
(6)  To eliminate interest expense on non-purchased obligations.
(7) To reverse amortization expense associated with Telegroup's previously acquired customer list, the excess of purchase price over the fair value of net assets acquired, depreciation and amortization of non-purchased fixed and cable assets, and amortization expenses related to debt financing costs.
(8) To record amortization expense associated with acquired customer list and the excess of purchase price over the fair value of net assets acquired.

Offering Adjustments:

(9) To reflect the interest expense on the $45.5 million of senior notes issued in July 1999 in connection with the Telegroup acquisition.

                         DESCRIPTION OF THE DEBENTURES

         The debentures were issued under an indenture, dated as of February 24, 2000, between us and First Union National Bank, as trustee. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement, dated February 24, 2000 between us and the initial purchasers.

         The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these debentures.

         When we refer to Primus in this section, we refer only to Primus Telecommunications Group, Incorporated, a Delaware corporation, and not its subsidiaries.

Brief Description of the Debentures

The debentures are:

         -       limited to $300,000,000 aggregate principal amount;

         - general unsecured obligations, junior in right of payment to all of our existing and future Senior Debt, and, as indebtedness of Primus, will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

         - convertible into our common stock at a conversion price of $49.7913 per share, subject to adjustment as described under "Conversion Rights";

         - redeemable at our option upon the terms and at the redemption prices set forth under "Optional Redemption";

         - subject to repurchase by us at your option if a change of control occurs; and

         - due on February 15, 2007, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

         The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring Senior Debt or any other indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change in control of Primus except to the extent described under "-Repurchase at Option of Holders upon a Change of Control" below.

         You may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global debentures, see "-Form, Denomination and Registration."

Interest

         The debentures bear interest from February 24, 2000 at the rate of 5.75% per year, subject to adjustment upon the occurrence of a Reset Transaction. See "-Interest Rate Adjustments" below. We will pay interest semiannually on February 15 and August 15 of each year to the holders of record at the close of business on the preceding February 1 and August 1, respectively, beginning August 15, 2000. There are two exceptions to the preceding sentence:

- In general, we will not pay interest accrued and unpaid on any debenture that is converted into our common stock. See "-Conversion Rights." If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such debentures for conversion, it must pay us an amount equal to the interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, debentures that are called by us for redemption. Accordingly, if we redeem debentures on a date after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date the holder of such debentures chooses to convert such debentures, the holder will not be required to pay us, at the time it surrenders such debentures for conversion, the amount of interest on such debentures it will receive on the interest payment date.

- We will pay interest to a person other than the holder of record on the record date if we redeem the debentures on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the debentures being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such debentures.


         Except as provided below, we will pay interest on:

         -       the global debentures to DTC in immediately available funds;

         - the definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these debentures; and

         - the definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these debentures.

         At maturity, we will pay interest on the definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

         We will pay principal and premium, if any, on:

         -       the global debentures to DTC in immediately available funds;
                 and

         - the definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Rate Adjustments

         If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

A "Reset Transaction" means:

         - a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the debentures are then convertible is a party;

         - a sale of all or substantially all the assets of that entity;

         -       a recapitalization of that common stock; or

         - a distribution described in clause (4) of the sixth paragraph under "-Conversion Rights" below,

after the effective date of which transaction or distribution the debentures would be convertible into:

         - shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the debentures) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

         - shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

         The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of a debenture immediately after the later of:

         -       the public announcement of the Reset Transaction; or

         - the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal the average Trading Price of a debenture for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 5.75% per year.

         For purposes of the definition of Reset Transaction, the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average Closing Price (as defined in the indenture) of the security during that period and, if with respect to dividends proposed to be paid on the security, the Closing Price of such security on the effective date of the related Reset Transaction.

The "Trading Price" of a security on any date of determination means:

         - the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange on that date;

         - if that security is not listed on the NYSE on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

         - if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

         - if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

         - if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

         - if that security is not so quoted, the average of that last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

Conversion Rights

         You may convert any outstanding debentures (or portions of outstanding debentures) into our common stock, initially at the conversion price of $49.7913 per share (equal to a conversion rate of 20.0839 shares per $1,000 principal amount of debentures). The conversion price is, however, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

         You may exercise conversion rights at any time prior to the close of business on the final maturity date of the debentures. However, if you are a holder of debentures that have been called for redemption, you must exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your debentures because a change of control has occurred, you may convert your debentures into our common stock only if you withdraw your notice and convert your debentures prior to the close of business on the business day immediately preceding the change of control repurchase date.

         Except as provided below, if you convert your debentures into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these debentures. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such debentures for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the debentures being converted on the interest payment date. However, the preceding sentence does not apply to debentures that are converted after being called by us for redemption. Accordingly, if we call your debentures for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your debentures, you will not be required to pay us at the time you surrender such debentures for conversion the amount of interest on such debentures you will receive on the date that has been fixed for redemption. Furthermore, if we call your debentures for redemption on a date that is prior to a record date for an interest payment date, and prior to the redemption date you choose to convert your debentures, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your debentures.

         You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. (If you convert any debenture within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. See "Notice to

Investors.") Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

         To convert a definitive debenture, you must:

         - complete the conversion notice on the back of the debenture (or a facsimile thereof),

         - deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

         - pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in the second preceding paragraph; and

         - pay all taxes or duties, if any, as described in the preceding paragraph.

         The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

We will adjust the initial conversion price for certain events, including:

(1) issuances of our common stock as a dividend or distribution on our common stock;

(2)      certain subdivisions and combinations of our common stock;

(3) issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

(4) distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities, but excluding:

         (A)     the rights and warrants referred to in clause (3),

         (B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph, or

         (C)     any dividends or distributions paid exclusively in cash);

(5) distributions consisting exclusively of cash (excluding any cash that is distributed upon a reclassification, change, merger, combination, sale, or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph) to all holders of our common stock to the extent that such distributions, combined together with:

         (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

         (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

(6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with


         (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding such tender offer for which no adjustment has been made plus

         (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

         We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

If we:

         - reclassify or change our common stock (other than a change in par value or changes resulting from a subdivision or combination); or

         - consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

         If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Consequences."

         We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Optional Redemption by Primus

Provisional Redemption

         At any time prior to February 15, 2003, we may redeem some or all of the debentures on at least 20 but not more than 60 days' notice at a provisional redemption price equal to 102.88% of the principal amount of debentures if:

(1) the shelf registration statement covering resales of debentures and the common stock issuable upon conversion of the debentures is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date; and

(2) the Current Market Value of our common stock equals or exceeds the following triggering percentages of the conversion price then in effect for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date the notice of the provisional redemption is mailed. The "Current Market Value" means the average of the high and low sale prices of our common stock, as reported on the Nasdaq National Market or any national securities exchange on which our common stock is then listed, on such trading day.

                                                                    Trigger
         During the Twelve Months Commencing                      Percentage

         February 15, 2000                                          170%
         February 15, 2001                                          160%
         February 15, 2002                                          150%

         Upon any provisional redemption, we will make an additional payment (the "interest make-whole payment") with respect to the debentures we call for provisional redemption. The interest make-whole payment will equal the sum of:

(1) the present value of the aggregate amount of the interest that would otherwise have accrued from the provisional redemption date through February 15, 2003 (the "interest make-whole period"); and

(2)      liquidated damages, if any, to the provisional redemption date.

We will calculate the present value by using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the interest make-whole period, as of the date the notice of the provisional redemption is mailed. We will pay the interest make-whole payment on all

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

debentures we call for provisional redemption, including those debentures which are converted into our common stock after the date the notice of the provisional redemption is mailed and prior to the provisional redemption date.

In addition, we will pay interest on the debentures being redeemed, including those debentures which are converted into our common stock after the date the notice of the provisional redemption is mailed and prior to the provisional redemption date. This interest will include interest accrued and unpaid to, but excluding, the provisional redemption date. If the provisional redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the provisional redemption price.

Non-provisional Redemption

         At any time on or after February 15, 2003, we may redeem some or all of the debentures on at least 20 but not more than 60 days' notice, at the following redemption prices (expressed in percentages of the principal amount).

                                                           Redemption
During the Twelve Months Commencing                          Price

         February 15, 2003                                  102.88%
         February 15, 2004                                  101.92%
         February 15, 2005                                  100.96%
         February 15, 2006                                  100.00%

In addition, we will pay interest on the debentures being redeemed, including those debentures which are converted into our common stock after the date the notice of the redemption is mailed and prior to the redemption date. This interest will include interest accrued and unpaid to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

Partial Redemption

If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Conditional Redemption

Our existing Senior Debt may prohibit or limit our ability to optionally redeem the debentures. We will be permitted under the indenture to condition our provisional or non-provisional redemption of the debentures upon the occurrence of other events on or prior to the redemption date, including the receipt of proceeds from concurrent equity or other financings.

Repurchase at Option of Holders upon a Change of Control

If a change of control occurs, you will have the right to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000. The repurchase date will be a business day no earlier than 30 days nor later than 60 days after the date we give notice of a change of control and will be specified in that notice. The repurchase price is equal to 100% of the principal amount of the debentures to be repurchased. We will also pay interest accrued and unpaid to, but excluding, the repurchase date. Notwithstanding the foregoing, you will not have a right to require us to repurchase the debentures unless prior to that repurchase we have made any applicable change of control offers required by our Senior Debt and have purchased all Senior Debt validly tendered for payment in connection with such change of control offers.

Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right. To exercise the repurchase right, you must deliver, prior to the close of business on the third business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the debentures with respect to which your right is being exercised. Your notice will be irrevocable, except with respect to conversion rights. You may withdraw this otherwise irrevocable notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the third business day immediately preceding the repurchase date. You also must convert these debentures prior to the close of business on the business day immediately preceding the repurchase date. We will not pay interest accrued and unpaid on any of the debentures you convert.

A "change of control" will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

         - a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) becomes the ultimate 'beneficial owner' (as defined in Rule 13d-3 under the Securities Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of Primus on a fully diluted basis;

         - individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors (together with any directors who are members of the board of directors on the date hereof and any new directors whose election by the board of directors or whose nomination for election by Primus' stockholders was approved by a vote of at least two-thirds of the members of the board of directors then still in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office;

         - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Primus and its subsidiaries taken as a whole to any such 'person' or 'group' (other than to Primus or a subsidiary of Primus);

         - the merger or consolidation of Primus with or into another corporation or the merger of another corporation with or into Primus with the effect that immediately after such transaction any such 'person' or 'group' of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the total voting power of the then outstanding voting stock of the surviving corporation; or

         - the adoption of a plan relating to the liquidation or dissolution of Primus.

         However, a change of control will be deemed not to have occurred if the closing sale price per share of our common stock for any five trading days within:

         - the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first clause above, or

         - the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the second, third, fourth and fifth clauses above,

equals or exceeds 110% of the conversion price of the debentures in effect on each such trading day.

         Rule 13e-4 under the Exchange Act, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

         We may, to the extent permitted by applicable law and our Senior Debt indentures, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may adversely affect holders.

         Our ability to repurchase debentures upon the occurrence of a change in control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of Senior Debt that we may incur in the future. As a result, any repurchase of the debentures would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under Senior Debt that we may incur in the future. See "-Subordination" below.

Subordination

         The debentures are subordinated in right of payment to the prior payment in full of all our existing and future Senior Debt. The indenture provides that in the event of any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt will first be paid in respect of all Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before we make any payments of principal of, or premium, if any, and interest (including liquidated damages, if any) on the debentures, except that we may make payments on the debentures in Permitted Junior Securities. In addition, if the debentures are accelerated because of an event of default, the holders of any Senior Debt would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Debt of all obligations in respect of Senior Debt before the holders of the debentures are entitled to receive any payment or distribution, except that we may make payments on the debentures in Permitted Junior Securities. Under the indenture, we must promptly notify holders of Senior Debt if payment of the debentures is accelerated because of an event of default.

         The indenture further provides if any default by us has occurred and is continuing in the payment of principal of or premium, if any, or interest on, or other payment obligations in respect of, any Senior Debt, no payment may be made with respect to principal of, premium, if any, or interest on the debentures (including any liquidated damages), other than payments on the debentures in Permitted Junior Securities, until all such payments due in respect of that Senior Debt have been paid in full in cash or other payment satisfactory to the holders of that Senior Debt. During the continuance of any event of default with respect to any Designated Senior Debt (other than a default in payment of the principal of or premium, if any, or interest on, or other payment obligations in respect of any Designated Senior Debt), permitting the holders thereof to accelerate the maturity thereof, no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the debentures (including any liquidated damages, if any), other than payments on the debentures in Permitted Junior Securities, for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Designated Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt. However, if the maturity of that Designated Senior Debt is accelerated, no payment may be made on the debentures, other than payments in Permitted Junior Securities, until that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt or such acceleration has been cured or waived.

         "Permitted Junior Securities" means securities that are subordinated to Senior Debt, and any securities issued in exchange for Senior Debt, at least to the same extent as the debentures offered hereby.

         By reason of such subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of debentures will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of debentures.

         "Senior Debt" means the principal of, and the premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and all fees, costs, expenses and other amounts accrued or due on or in connection with, our Indebtedness, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness, the instrument creating or evidencing such Indebtedness or the assumption or guarantee thereof expressly provides that Indebtedness shall not be senior in right of payment to the debentures or expressly provides that such Indebtedness is equal with or junior to the debentures. However, the term "Senior Debt" does not include our Indebtedness to any of our subsidiaries of which we own, directly or indirectly, a majority of the voting stock.

         "Indebtedness" means, with respect to any person:

(1)      all indebtedness of such person for borrowed money;

(2) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4)      all obligations of such person as lessee under capitalized leases;

(5) all Indebtedness of other persons secured by a lien on any asset of such person, whether or not such Indebtedness is assumed by such

         Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

(6) all Indebtedness of other persons guaranteed by such person to the extent such Indebtedness is guaranteed by such person; and

(7) to the extent not otherwise included in this definition, obligations under currency agreements and interest rate agreements.

         "Designated Senior Debt" means our Senior Debt which, at the date of determination, has an aggregate amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $15 million and is specifically designated in the instrument evidencing or governing that Senior Debt as "Designated Senior Debt" for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt. At March 31, 2000, we had approximately $868.9 million of Senior Debt and no Designated Senior Debt. The indenture does not restrict the creation of Senior Debt or any other indebtedness in the future. For information concerning our potential incurrence of additional indebtedness, see "Management's Discussion of and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

         The debentures are our obligations exclusively and will be, in effect, subordinated to all Indebtedness (including trade payables) of our subsidiaries. The indenture does not limit the amount of Indebtedness or other liabilities our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the debentures may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available therefor, whether by dividends, loans or other payments. Any right we have to receive assets of any of our subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. As of March 31, 2000, our consolidated subsidiaries had outstanding aggregate liabilities of approximately $486.5 million.

         We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee's claims for such payments will be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

Events of Default

Each of the following constitutes an event of default under the indenture:

(1) default in the payment of interest (including liquidated damages, if any) on the debentures when due and payable and continuance of such default for a period of 30 days;

(2) default in the payment of principal of (or premium, if any, on) any debenture at its stated maturity upon acceleration, redemption or otherwise;

(3) default in the payment of principal or interest (including liquidated damages, if any), on debentures required to be purchased by Primus as described under "Repurchase at Option of Holders upon a Change of Control";

(4) default in the performance of or breach of any other of our covenants or agreements in the indenture or under the debentures (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the debentures;

(5) there occurs with respect to any issue or issues of Indebtedness of Primus or certain subsidiaries of Primus having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues, whether such Indebtedness now exists or shall hereafter be created,

         (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the earlier of

                 (x)      the expiration of any applicable grace period or

                 (y)      the thirtieth day after such default; and/or

         (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended by the earlier of

                 (x)      the expiration of any applicable grace period or

                 (y)      the thirtieth day after such default;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10.0 million in the aggregate for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Primus or certain subsidiaries of Primus and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) a court having jurisdiction in the premises enters a decree or order for

         (A) relief in respect of Primus or any significant subsidiary of Primus in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

         (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Primus or any significant subsidiary of Primus or for all or substantially all of Primus' property and assets or those of our significant subsidiaries or

         (C) the winding up or liquidation of the affairs of Primus or any significant subsidiary of Primus,

and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or

(8)      Primus or any significant subsidiary of Primus

         (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

         (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Primus or any significant subsidiary of Primus or for all or substantially all of the property and assets of Primus or any significant subsidiary of Primus, or

         (C)     effects any general assignment for the benefit of creditors.


The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in clauses (7) or (8) above occurs and is continuing, then automatically the principal of all the debentures and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clauses (7) or (8) above (the default not having been cured or waived as provided under "-Meetings, Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding or a majority in aggregate principal amount of the debentures represented at a meeting at which a quorum (as specified under "-Meetings, Modifications and Waiver" below) is present, in each case upon the conditions provided in the indenture. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or recission, as the case may be, shall have been given to the trustee by us and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 60 days after such declaration of acceleration in respect of the debentures, and no other Event of Default has occurred during such 60-day period which has not been cured or waived during such period.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

         We may, without the consent of the holders of debentures, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

         - the surviving corporation assumes all our obligations under the indenture and the debentures;

         - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

         -       certain other conditions are met.

Meetings, Modifications and Waiver

         The indenture contains provisions for convening meetings of the holders of debentures to consider matters affecting their interests.

         The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of debentures;

         -       surrendering any right or power conferred upon us;

         - providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         - providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

         - reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures in any material respect;

         - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

         - making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

         - adding or modifying any other provisions with respect to matters or questions arising under the indenture which will not adversely affect the interests of the holders of debentures in any material respect.

         Modifications and amendments to the indenture or to the terms and conditions of the debentures may also be made, and past default by us may be waived, either:

- with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding or

- by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the debentures represented at such meeting.

         However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each debenture so affected:

- change the maturity of the principal of or any installment of interest on any debenture (including any payment of liquidated damages);

- reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any debenture;

-        change the currency of payment of such debenture or interest thereon;

- impair the right to institute suit for the enforcement of any payment on or with respect to any debenture;

-        modify our obligations to maintain an office or agency in New York
         City;

- except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the debentures;

- modify the subordination provisions of the indenture in a manner adverse to the holders of debentures;

- modify the redemption payment provisions of the indenture in a manner adverse to the holders of debentures;

- reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

- reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

         The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

Satisfaction and Discharge

         We may satisfy and discharge our obligations under the indenture while debentures remain outstanding, subject to certain conditions, if:

- all outstanding debentures will become due and payable at their scheduled maturity within one year; or

- all outstanding debentures are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debentures on the date of their scheduled maturity or the scheduled date of redemption.

Governing Law

         The indenture and the debentures will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

         First Union National Bank, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. StockTrans Inc. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Form, Denomination and Registration

         The debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

         The debentures are evidenced by a global debenture deposited with the trustee as custodian for The Depository Trust Company, New York, New York, or DTC, and registered in the name of Cede & Co. as DTC's nominee. Record ownership of the global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

         A holder may hold its interests in the global debenture directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Holders may also beneficially own interests in the global debenture held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

         So long as Cede & Co., as nominee of DTC, is the registered owner of the global debenture, Cede & Co. for all purposes will be considered the sole holder of the global debenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global debenture to such persons may be limited.

         We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global debenture to Cede & Co., the nominee for DTC, as the registered owner of the global debenture. Primus, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global debenture to owners of beneficial interests in the global debenture.

         It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global debenture, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debenture, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debenture held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

         If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

         Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debenture to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

         Neither Primus nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debenture are credited and only for the principal amount of the debentures for which directions have been given.

         DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debenture among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debenture. None of Primus, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

         DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed DTC participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relates to the timely payment of distributions, including principal and interest payments, to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

         However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunications and electrical utility service providers, among others. DTC has informed DTC participants and other members of the financial community that it is contacting and will continue to contact third-party vendors from whom DTC acquires services to
(1) impress upon them the importance of such services being Year 2000 compliant and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

         According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                         DESCRIPTION OF CAPITAL STOCK

General

         The current certificate of incorporation of Primus authorizes 80,000,000 shares of common stock, par value $.01 per share. As of March 31, 2000, the outstanding capital stock of Primus consisted of 40,022,149 shares of common stock held by approximately 356 stockholders of record. The following summaries of certain provisions of the common stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of Primus, which are available from Primus, and by applicable law. Primus is a Delaware corporation and is subject to the Delaware General Corporation Law, or DGCL.

Common Stock

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Primus, and the holders of common stock vote together as a single class on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends when, as and if declared from time to time by the

Board of Directors out of the assets of Primus available for the payment of dividends to the extent permitted by law, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of Primus' certificate of incorporation. Primus does not, however, anticipate paying any cash dividends in the foreseeable future.

         Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. Holders of common stock also do not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. In the event of any liquidation, dissolution or winding up of Primus, whether voluntary or involuntary, after payment of the debts and other liabilities of Primus, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution of remaining assets to the stockholders. All of the outstanding shares of common stock are, and the shares issued upon conversion of the debentures will be, fully paid and nonassessable.

Preferred Stock

         The Board of Directors is authorized, without further vote or action by the holders of common stock, to issue an aggregate of 2,455,000 shares of preferred stock, parachute value $.01 per share, in one or more series and to designate the voting powers (but no greater than one vote per share), preferences, designations, limitations and relative participating, optional, redemption, conversion, or other special rights, qualifications, limitations or restrictions of each series, and the number of shares in each series, to the full extent permitted by law. The Board of Directors may also designate dividend rights and preferences in liquidation.

         No shares of preferred stock are currently outstanding and Primus has no plans to issue a new series of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of the holders of common stock until the Board of Directors determines the specific terms, rights and preferences of such a series of preferred stock. However, such effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of such shares without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Primus' securities or the removal of incumbent management, which could thereby depress the market price of Primus' common stock.

Common Stock Warrants

         As of March 31, 2000, we had outstanding 333,588 warrants for the purchase of shares of common stock. Each warrant entitles the holder to purchase 1.74513 shares of our common stock at any time prior to August 1, 2004. The exercise price is $9.075 per share. As of March 31, 2000, 59,066 warrants were exercised.

         The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including, among other things, the payment of a stock dividend, a merger or consolidation and the issuance for consideration of rights, options or warrants (other than rights to purchase common stock issued to stockholders generally) to acquire our common stock. A holder of any of the warrants described above will not be entitled to any rights as a stockholder of Primus, including, without limitation, the right to vote with respect to the shares of our common stock, until such holder has exercised the warrants.

Registration Rights

         Chatterjee Group.   Pursuant to a registration rights agreement dated
July 31, 1996, the Chatterjee Group is entitled to demand registration of its shares of common stock after July 31, 1998, up to three times, the third demand being available only if the first two did not result in the Chatterjee Group having registered 80% of its shares of common stock. We are not required to effect any demand registration within 180 days after the effective date of a previous demand registration and may postpone, on one occasion in any 365-day period the filing or effectiveness of a registration statement for a demand registration for up to 120 days under certain circumstances, including pending material transactions or our filing a registration statement relating to the sale of shares for our own account.
The Chatterjee group is also entitled to unlimited piggyback registrations. All such registrations would be at our expense, exclusive of underwriting discounts and commissions, and legal fees (up to $25,000 for each such offering) incurred by the holders of registrable securities. We and the Chatterjee Group have entered into customary indemnification and contribution provisions. The Chatterjee Group now consists of S-C Phoenix Holdings,
L.L.C., Winston Partners II, LDC and Winston Partners II, LLC. These registration rights have been waived with respect to this offering.

         Warburg, Pincus Investors, LLP.   Under a stockholder agreement dated
February 3, 1998, Warburg, Pincus Investors, LLP is entitled to one demand registration of its shares of common stock after our registration obligations to the Soros/Chatterjee Group have terminated, or have been amended or waived. We are not required to effect any demand registration within 180 days after the effective date of a registration statement filed by us if Warburg, Pincus was given the opportunity to piggyback up to one million shares of its

Primus common stock in that registration statement. Warburg, Pincus is also entitled to unlimited piggyback registrations. For any demand or piggyback registrations, we will pay all registration expenses and Warburg, Pincus will pay all selling expenses. We and Warburg, Pincus have entered into customary indemnification and contribution provisions. These registration rights have been waived with respect to this offering.

         LCR Telecom.   In connection with our acquisition of LCR Telecom,
holders of shares of Primus common stock to be issued in the acquisition have the right, subject to the above-referenced registration rights, in certain circumstances and until the time that such securities may be sold or are sold pursuant to Rule 144 of the Securities Act, to include their Primus shares in a registration made by Primus under the Securities Act (but not including a shelf registration) relating to an offering for Primus' own account or for the account of others of any class of Primus' equity securities.

Stockholders' Rights Plan

         We have adopted a stockholders' rights plan in which we granted preferred stock purchase rights as a dividend to our stockholders of record at the close of business on December 31, 1998. In implementing this plan, our Board has declared a distribution of one right for each outstanding share of our common stock. Each right entitles the holder to purchase from us 1/1000 of a share of Series B Junior participating Preferred Stock at a purchase price of $90 per 1/1000 of a share of Series B Preferred Stock, subject to adjustment. Each 1/1000 of a share of Series B Preferred Stock is intended to be approximately the economic equivalent of one share of common stock. The rights will expire on December 23, 2008, unless we redeem them.

         The rights are not exercisable and not traded separately from the common stock. The rights will become exercisable if a person or group in the future becomes the beneficial owner of 20% or more of our then outstanding common stock or announces an offer to acquire 20% or more of our then outstanding common stock.

         If:

          (i) we are the surviving corporation in a merger with an acquiring person and shares of our common stock remain outstanding;
         (ii) a person becomes the beneficial owner of 20% or more of our then outstanding common stock;
        (iii) an acquiring person engages in one or more ''self- dealing'' transactions as set forth in the rights plan; or
         (iv) when there is an acquiring person, the acquiring person's ownership interest is increased by more than 1% (for example by means of a reverse stock split or recapitalization);

then each holder of a right (other than those held by an acquiring person) will thereafter have the right to receive, upon exercise, Series B Preferred Stock (or, in certain circumstances, common stock, cash, property or other Primus securities) having a current market value equal to two times the exercise price of the right.

         If:

         (i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph);
        (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person; or
       (iii) 50% or more of our assets or earning power is sold or transferred;

then each holder of a right (other than those held by an acquiring person) shall therefore have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

         Our board of directors may redeem the rights in whole, but not in part, at a price of 0.001 per right (subject to adjustment in certain events), payable, at the election of the board of directors, in cash or shares of common stock. When the board of directors orders the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

                           SELLING SECURITY HOLDERS

         The debentures were originally issued by us to certain initial purchasers led by Lehman Brothers Inc. and subsequently sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and common stock into which the debentures are convertible.

         The following table sets forth information with respect to the selling holders and the principal amounts of debentures beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling holders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.


                                Principal Amount of     Common Stock Issuable
                              Debentures Beneficially   Upon Conversion of the
Name of Selling Holder          Owned and Offered (1)   Debentures and Offered
______________________        _______________________   ______________________


215 West 40th Street Co.                100,000                2,008.4

AIM America Growth Class                740,000               14,862.0

AIM Large Cap                           520,000               10,443.5
Opportunities Fund

Aim Midcap Growth Fund                1,210,000               24,301.4

AIM Mid Cap Opportunities             4,000,000               80,335.3
Growth Fund

Argent Classic                        5,000,000              100,419.1
Convertible Arbitrage
Fund (Bermuda) L.P.

AXP Bond Fund, Inc.                   2,620,000               52,619.6

AXP Utilities Income                 12,000,000              241,006.0
Fund, Inc.

AXP Variable Portfolio -              1,150,000               23,096.4
Bond Fund

AXP Variable Portfolio -              2,130,000               42,778.6
Managed Fund

Allstate Insurance                    1,750,000               35,146.7
Company

Bank Austria Cayman                   1,000,000               20,083.8
Island, Ltd.

Bank of America Pension               1,500,000               30,125.7
Plan

BNP Arbitrage SNC                     6,800,000              136,570.0

CIBC World Markets                   12,970,000              260,487.3

Canadian Imperial Holding             1,000,000               20,083.8
Inc.

Castle Convertible Fund,                500,000               10,041.9
Inc.

Christian Science                       500,000               10,041.9
Trustees for Gifts &
Endowment

Chrysler Corporation                  5,590,000              112,268.6
Master Retirement Trust

Coastal Convertibles Ltd.               500,000               10,041.9

Deeprock & Co.                        3,000,000               60,251.5

Delaware PERS                         1,850,000               37,155.1

Depository Trust Co.                    100,000                2,008.4

Deutsche Bank Securities,            23,860,000              479,200.2
Inc.

Donaldson, Lufkin &                   5,000,000              100,419.2
Jenrette Securities Corp.

Evergreen Income & Growth             2,500,000               50,209.6
Fund

FSS Franklin Small Cap               19,750,000              396,655.6
Growth Fund

Family Service Life                     200,000                4,016.8
Insurance Co.

FIST Franklin Convertible             2,750,000               55,230.5
Securities Fund

Forest Alternative                       75,000                1,506.3
Strategies Fund II

Forest Convertible Fund                 180,000                3,615.1
LP

Forest Fulcbum Fund LP                  955,000               19,180.1

Forest Global Convertible             4,245,000               85,255.9
Fund

Forest Investment                       535,000               10,744.9
Management LLC

Forest Performance Fund               6,945,000              139,482.2

GCG Trust - Strategic                 2,562,000               51,454.8
Equity Series

General Motors Welfare                2,300,000               46,192.8
Benefit Trust

Grace Brothers, Ltd                   2,500,000               50,209.6

Guardian Life Insurance               7,000,000              140,586.8
Co.

Guardian Pension Trust                  300,000                6,025.1

Highbridge International              7,125,000              143,097.3
LLC

ICI American Holdings                   925,000               18,577.5
Trust

IDS Life Series Fund,                   100,000                2,008.4
Inc. - Income Portfolio

JMG Capital Partners, LP              6,650,000              133,557.5

JMG Triton Offshore Fund,             4,000,000               80,335.3
Ltd.

K.D. Offshore Fund CV                 1,000,000               20,083.8

Kellner, DiLeo & Co.                    600,000               12,050.3

LLT Limited                             230,000                4,619.3

Lehman Brothers, Inc.                11,884,000              238,676.2

Libertyview Funds LP                  1,000,000               20,083.8

Lipper Convertibles, L.P.             8,450,000              169,708.4

Lipper Offshore                       1,000,000               20,083.8
Convertibles, L.P.

Lipper Offshore                         500,000               10,041.9
Convertibles, L.P. #2

Lyxor Master Fund                     2,350,000               47,197.0

Metropolitan Museum of                  500,000               10,041.9
Art

Morgan Stanley Dean                   3,000,000               60,251.5
Witter Convertible
Securities Trust

Motion Picture Industry                 650,000               13,054.5
Health Plan -- Active
Member Fund

Motion Picture Industry                 325,000                6,527.2
Health Plan -- Retiree
Member Fund

New York Life Insurance &             9,500,000              190,796.4
Annuity Corporation

New York Life Insurance               1,000,000               20,083.8
Company

OCM Convertible Trust                 2,770,000               55,632.2

Ohio National Growth &                5,500,000              110,461.1
Income

Pacific Life Insurance                1,000,000               20,083.8
Company

Partner Reinsurance                   1,190,000               23,899.8
Company Ltd.

People's Benefit Life                 3,000,000               60,251.5
Insurance Company
(Teamsters Sep. Account)

People's Benefit Life                 4,000,000               80,335.3
Insurance Company

Quattro Fund Ltd.                       500,000               10,041.9

Ramius Capital Group                  1,000,000               20,083.8
Holdings, Ltd

Retail Clerks Pension                 2,000,000               40,167.7
Trust #2

RS Diversified Growth                 5,500,000              110,461.1
Fund

RS Midcap Opportunities               5,500,000              110,461.1
Fund

Sain Partners, LC                        30,000                  602.5

St. Alban's Partners Ltd.             4,000,000               80,335.3

Saltzman, Arnold A.                      30,000                  602.5

Saltzman, Arnold A.                      20,000                  401.7
Trustee FBO Xylon
Saltzman 76 Tr

Saltzman, Marian 767 -                   20,000                  401.7
Arnold. A. Saltzman Jr.

State Employees'                      2,845,000               57,138.5
Retirement Fund of the
State of Delaware

State of Connecticut                  6,275,000              126,026.0
Combined Investment Funds

State of Oregon Equity                7,325,000              147,114.1

Target/United Funds, Inc.               750,000               15,062.9
- High Income Portfolio

Tennessee Consolidated                1,500,000               30,125.7
Retirement System

Total Return Portfolio                1,579,000               31,712.4

TQA Master Fund                         250,000                5,021.0

TQA Master Plus Fund                    250,000                5,021.0

Value Line Convertible                1,000,000               20,083.8
Fund, Inc.

Vanguard Convertible                  5,855,000              117,590.8
Securities Fund, Inc.

Van Kampen Convertible                1,091,000               21,911.5
Securities Fund

Van Kampen Harbor Fund                5,909,000              118,675.4

Zeneca Holdings Trust                   900,000               18,075.4

         Total                      280,565,000            5,634,819.7


____________
(1) Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us the information regarding their debentures.

         Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the debentures, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of debentures and the number of shares of common stock into which the debentures are convertible may increase or decrease.

         With the exception of Lehman Brothers Inc., Morgan Stanley Dean Witter and CIBC World Markets, none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
Lehman Brothers Inc. acted as initial purchaser of the debentures and has acted as managing underwriter in an underwritten public offering of our common stock in October 1999 and as an initial purchaser of our 11 3/4% Senior Notes due 2004, our 9 7/8% Senior Notes due 2008, our 11 1/4% Senior Notes due 2009 and our 12 3/4% Senior Notes due 2009. Morgan Stanley Dean Witter acted as initial purchaser of the debentures and has acted as an underwriter in an underwritten public offering of our common stock in October 1999 and as an initial purchaser of our our 11 3/4% Senior Notes due 2004 and our 11 1/4% Senior Notes due 2009. CIBC World Markets has acted as an underwriter in an underwritten public offering of our common stock in October 1999.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a discussion of the material United States federal income tax consequences of the ownership of debentures and conversion shares as of the date hereof. Except where noted, this summary deals only with debentures and shares of common stock issued upon conversion of the debentures ("conversion shares") held as capital assets and does not deal with special situations. For example, this summary does not address:

         - tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, corporations that accumulate earnings to avoid federal income tax or life insurance companies;

         - tax consequences to persons holding debentures as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

         - tax consequences to holders of debentures whose "functional currency" is not the U.S. dollar;

         -       alternative minimum tax consequences, if any; or

         -       any state, local or foreign tax consequences.

         The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

         If you are considering the purchase of debentures, you should consult your own tax advisors concerning the United States federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

Consequences to United States Holders

         The following is a summary of the United States federal tax consequences that will apply to you if you are a United States holder of debentures or conversion shares.

         Certain consequences to "non-United States holders" of debentures and conversion shares are described under "-Consequences to Non-United States

Holders" below. "United States holder" means a beneficial owner of a debenture that is:

         -       a citizen or resident of the United States;

         - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

         - an estate the income of which is subject to United States federal income taxation regardless of its source; or

         - a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Payment of Interest

         We intend to take the position for U.S. federal income tax purposes that the likelihood of the occurrence of a Reset Transaction is remote and that, consequently, the debentures are not classified as contingent payment debt instruments. The remainder of our discussion assumes that this position is correct. If the IRS successfully challenged our position, the debentures would be treated as contingent payment debt instruments. In such case:

         - you would be required, regardless of your usual method of accounting, to use the accrual method with respect to the debentures;

         - you could be required to accrue interest income in excess of interest payments you actually receive; and

         - any gain, and to some extent loss, you realize on the sale, exchange or redemption of the debentures would be treated as ordinary.

Constructive Dividend

         The conversion price of the debentures will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

Sale, Exchange and Retirement of Debentures

         Except as provided below under "-Conversion of Debentures into Common Shares," you will generally recognize gain or loss upon the sale, exchange, retirement or other disposition of a debenture equal to the difference between the amount realized (less any accrued interest which will be taxable as such) upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the debenture. Your tax basis in a debenture will generally be equal to the amount you paid for the debenture. Any gain or loss will be capital gain or loss. If you are an individual and have held the debenture for more than one year, your capital gain may be taxable at a reduced rate. Your ability to deduct capital losses may be limited.

Conversion of Debentures into Common Shares

         You will not recognize gain or loss on the conversion of your debentures into conversion shares (except to the extent of cash received in lieu of a fractional conversion share). The amount of gain or loss on the deemed sale of such fractional conversion share will be equal to the difference between the amount of cash you receive in respect of such fractional conversion share, and the portion of your tax basis in the debenture that is allocable to the fractional conversion share. The tax basis of the conversion shares received upon a conversion will equal the adjusted tax basis of the debenture that was converted, reduced by the portion of the tax basis that is allocable to any fractional conversion share. Your holding period for conversion shares will include the period during which you held the debentures.

         You should contact your tax advisors concerning the ownership of conversion shares.

Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to certain payments of principal and interest paid on the debentures and dividends paid on the conversion shares and to the proceeds of sale of a debenture or conversion share made to you unless you are an exempt recipient (such as a corporation). A 31 percent backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-United States Holders

         The following is a summary of the United States federal tax consequences that will apply to you if you are a non-United States holder of debentures or conversion shares. The term "non-United States holder" means a beneficial owner of a debenture that is not a United States holder.

U.S. Federal Withholding Tax

         The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest on a debenture provided that:

         - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

         - you are not a controlled foreign corporation that is related to us through stock ownership;

         - you are not a bank whose receipt of interest on a debenture is described in section 881(c)(3)(A) of the Code; and

         - you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)) or a financial institution holding the debenture on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

         If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

         Any dividends paid to you with respect to the conversion shares (and, after December 31, 2000, any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of conversion shares to be issued on conversion of the conversion share) generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the

United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. In order to be exempt from withholding tax under this exception, you must provide us with a properly executed IRS Form W-8ECI (or successor form) stating that dividends paid on the conversion shares are not subject to withholding tax because the conversion shares are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, any such effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

         Until December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, in order to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid after December 31, 2000, you are required to provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from withholding under the benefit of a tax treaty.

         The 30% U.S. federal withholding tax will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a debenture or conversion share.

U.S. Federal Estate Tax

         The U.S. federal estate tax will not apply to debentures owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the U.S. Treasury regulations) and (2) interest on the debenture would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, conversion shares held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

U.S. Federal Income Tax

         If you are engaged in a trade or business in the United States and interest on a debenture or dividends on a conversion share are effectively connected with the conduct of that trade or business, you (although exempt from the 30% withholding tax) will be subject to United States federal income tax on that interest or dividend on a net income basis in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest and dividends on the conversion shares will be included in earnings and profits.

         Any gain or income realized on the disposition of a debenture or conversion share generally will not be subject to United States federal income tax unless (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by you, (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met or (3) we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

         We believe that we are not and do not anticipate becoming a U.S. real property holding corporation.

Information Reporting and Backup Withholding

         In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge that you are a United States person and you have given us the statement described above under "-U.S. Federal Withholding Tax."

         In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or conversion share within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

         U.S. Treasury regulations were issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, these U.S. Treasury regulations will not significantly alter the present rules discussed above, except in certain special situations.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

Consequences to Us

Limitation under Section 279

         Generally, under Section 279 of the Code, an interest deduction in excess of $5.0 million is not permitted with respect to certain "corporate acquisition indebtedness". Corporate acquisition indebtedness includes any indebtedness that is:

         - issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

         -       subordinated;

         - convertible directly or indirectly into the stock of the issuing corporation; and

         - issued by a corporation that has a debt to equity ratio that exceeds 2 to 1.

Our ability to deduct all of the interest payable on the debentures will depend on the application of the foregoing tests to us.

                             PLAN OF DISTRIBUTION

         The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the debentures and the common stock into which the debentures are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The debentures and the common stock into which the debentures are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the debentures or the common stock may be listed or quoted at the time of sale;

         -       in the over-the-counter market;

         - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

         - through the writing of options, whether the options are listed on an options exchange or otherwise; or

         -       through the settlement of short sales.

         In connection with the sale of the debentures and the common stock into which the debentures are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the debentures or the common stock into which the debentures are convertible in the course of hedging the positions they assume. The selling holders may also sell the debentures or the common stock into which the debentures are convertible short and deliver these securities to close out their short positions, or loan or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling holders from the sale of the debentures or common stock into which the debentures are convertible offered by them will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of debentures or common stock to be made directly or through agents. We will not receive any of the proceeds from sales of debentures or underlying common stock by the selling holders.

         Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the debentures.

         In order to comply with the securities laws of some states, if applicable, the debentures and common stock into which the debentures are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock into which the debentures are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and common stock into which the debentures are convertible may be "underwriters" within the meaning of
Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any debentures or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

         To the extent required, the specific debentures or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into a registration rights agreement for the benefit of holders of the debentures to register their debentures and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the debentures and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the debentures and the common stock.

                                 LEGAL MATTERS

         The validity of the debentures offered by this prospectus and of the shares of common stock issuable upon conversion thereof will be passed upon for us by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The combined financial statements of Telegroup, Inc. and certain subsidiaries as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such combined financial statements have been incorporated by reference in reliance upon the report of KPMG LLP, and upon the authority of said firm as experts in accounting and auditing.

         The report of KPMG LLP covering the December 31, 1998 combined financial statements of Telegroup, Inc. and certain subsidiaries, contains an explanatory paragraph that states that Telegroup, Inc. has filed for protection under Chapter 11 of the United States Bankruptcy Code due to significant financial and liquidity problems. These circumstances raise substantial doubt about its ability to continue as a going concern. The combined financial statements of Telegroup, Inc. and certain subsidiaries do not include any adjustments that might result from the outcome of this uncertainty.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

       $300,000,000 5 3/4% Convertible Subordinated Debentures due 2007
                                     and
                       6,025,149 Shares of Common Stock
                  Issuable Upon Conversion of the Debentures


                                  PROSPECTUS
                                 JUNE __, 2000

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.         Other Expenses of Issuance and Distribution.

         The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the debentures and common stock being registered. All the amounts shown are estimates except for the registration fee and the filing fee.

Registration fee............................................  $ 79,200
Legal fees and expenses.....................................  $ 75,000
Accounting fees and
expenses....................................................  $ 25,000
Printing and engraving......................................  $ 50,000
Miscellaneous...............................................  $ 20,500
                                                              ________

           Total............................................. $250,000


Item 15.         Indemnification of Officers and Directors.

         Section 145 of the DGCL permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article X of our Amended and Restated By-Laws provides that we, to the full extent permitted by Section 145 of the DGCL, shall indemnify all of our past and present directors and may indemnify all of our past or present employees or other agents. To the extent that a director, officer, employee or agent of our's has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article X, or in defense of any claim, issue or matter therein, he or she shall be indemnified by us against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by us in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

         As permitted by Section 102(b)(7) of the DGCL, Article 11 of our Amended and Restated Certificate of Incorporation provides that no director shall be liable to us for monetary damages for breach of fiduciary duty as a director, except for liability

          (i) for any breach of the director's duty of loyalty to us or our stockholders,

         (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

        (iii) for the unlawful payment of dividends on or redemption of our capital stock or

         (iv) for any transaction from which the director derived an improper personal benefit.

         We have obtained a policy insuring us and our directors and officers against certain liabilities, including liabilities under the 1933 Act.

         Pursuant to Section 5(h) of the TresCom merger agreement (as amended) (filed as Appendix A to the Joint Proxy Statement/Prospectus on Form S-4, No. 333-51797, dated May 4, 1998), we will provide each individual who served as a director or officer of TresCom at any time prior to the effective time of the TresCom merger with liability insurance for a period of six years after the effective time, having no less favorable coverage than any applicable insurance of TresCom in effect immediately prior to the effective time; provided, however, if the existing liability insurance expires, or is terminated or canceled by the insurance carrier during such six-year period, the company which survived the TresCom merger will use its best efforts to obtain as much liability insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 150% of the last annual premium paid prior to the date of the TresCom merger agreement.

Item 16. Exhibits.

Exhibit
Number   Description

3.1 Amended and Restated Certificate of Incorporation of Primus; Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-8, No.
                 333-56557, filed with the Commission on June 10, 1998 (the "S-8 Registration Statement").

3.2 Amended and Restated Bylaws of Primus; Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1, No. 333-10875, filed with the Commission on August 27, 1996 (the "IPO Registration Statement").

4.1              Specimen Certificate of Primus Common Stock;
                 Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement.

4.2              Indenture relating to the 11 3/4% Senior Notes due 2004;
                 Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1, No 333-30195 (the "1997 Senior Note Registration Statement").

4.3 Supplemental Indenture relating to the 11 3/4% Senior Notes due 2004 between Primus and First Union National Bank dated January 20, 1999; Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company's Registration Statement on Form S-4, No. 333-76965, filed with the Commission on May 6, 1999.

4.4 Specimen 11 3/4% Senior Note due 2004; Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4, No. 333-90179, filed with the Commission on November 2, 1999 (the "November S-4").

4.5              Warrant Agreement relating to the 11 3/4% Senior
                 Notes due 2004; Incorporated by reference to Exhibit
                 4.2 of the 1997 Senior Note Registration Statement.

4.6 Indenture relating to the 9 7/8% Senior Notes due 2008, dated May 19, 1998, between Primus and First Union National Bank; Incorporated by reference to
                 Exhibit 4.4 of the Registration Statement on Form S-4, No 333-58547 (the "1998 Senior Note
                 Registration Statement").

4.7 Specimen 9 7/8% Senior Note due 2008; Incorporated by reference to Exhibit A included in Exhibit 4.6.

4.8 Indenture relating to the 11 1/4% Senior Notes due 2009, dated January 29, 1999, between Primus and
                 First Union National Bank; Incorporated by reference to Exhibit 4.7 of the 1998 Form 10-K.

4.9 Specimen 11 1/4% Senior Note due 2009; Incorporated by reference to Exhibit A included in Exhibit 4.8.

4.10 Indenture relating to the 12 3/4% Senior Notes due 2009, dated October 15, 1999, between the Company and First Union National Bank; Incorporated by reference to Exhibit 4.11 of the November S-4.

4.11 Specimen 12 3/4% Senior Note due 2009; Incorporated by reference to Exhibit A to Exhibit 4.10 hereto.

4.12 Indenture relating to the 5 3/4% Convertible Subordinated Debentures due 2007, dated February 24, 2000, between the Company and First Union National Bank; Incorporated by reference to Exhibit 4.16 to the 1999 10-K, filed with the Commission on March 30, 2000.

4.13 Specimen 5 3/4% Convertible Subordinated Debenture due 2007; Incorporated by reference to Exhibit A to
                 Exhibit 4.12 hereto.

4.14 Rights Agreement, dated as of December 23, 1998, between Primus and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A), the Certificate of Designation (Exhibit B) and the Form of Summary of Rights (Exhibit C); Incorporated reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A, No 000-29092 filed with the Commission on December 30, 1998.

4.16 Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase Rights; Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A, No 000-29092 filed with the Commission on December 30, 1998.

4.17             Amendment No. 1 to Stockholder Agreement among
                 Warburg, Pincus, K. Paul Singh, Primus, and TresCom, dated as of April 16, 1998; Incorporated by reference to Exhibit 10.1 of the Form 8-K for Amendments.

4.18 Registration Rights Agreement, dated July 31, 1996, among Primus, Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., Winston Partners II LDC and Winston Partners LLC; Incorporated by reference to Exhibit 10.11 of the IPO Registration Statement.

4.19 Warrant Agreement between the Company and Warburg, Pincus Investors, L.P.; Incorporated by reference to
                 Exhibit 10.6 to the TresCom Form S-1.

4.20 Resale Registration Rights Agreement relating to the 5 3/4% Convertible Subordinated Debentures, dated February 24, 2000, among the Company, certain of its subsidiaries, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Morgan Stanley & Co. Incorporated; Incorporated by reference to Exhibit 10.24 to the 1999 10-K.

*5.1             Opinion of Simpson Thacher & Bartlett

*23.1            Consent of Deloitte & Touche, independent auditors to Primus

*23.2            Consent of KPMG LLP, independent auditors to Telegroup, Inc.

23.3             Consent of Simpson Thacher & Bartlett (included in Exhibit
                 5.1)

24.1             Power of Attorney (included on signature page)

*25.1 Form T-1 Statement of Eligibility and Qualification of First Union National Bank as Trustee

*        Filed herewith


Item 17.  Undertakings

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McLean, state of Virginia, on June 12, 2000.

                                  PRIMUS TELECOMMUNICATIONS GROUP,
                                  INCORPORATED


                                  By: /s/ K. Paul Singh
                                  ---------------------------------------
                                     K. Paul Singh, Chairman of the Board,
                                     President and Chief Executive Officer


         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                 Title                             Date

                          Chairman, President and           June 12, 2000
/s/ K. Paul Singh         Chief Executive Officer
------------------        (Principal Executive Officer)
K.  Paul Singh            and Director


/s/ Neil L. Hazard        Executive Vice President and      June 12, 2000
------------------        Chief Financial Officer
Neil L. Hazard            (Principal Financial Officer
                          and Principal Accounting
                          Officer)


/s/ John F. DePodesta     Executive Vice President and      June 12, 2000
---------------------     Director
John F. DePodesta


/s/ Herman Fialkov        Director                          June 12, 2000
---------------------
Herman Fialkov

-------------------       Director
David E. Hershberg



/s/ Douglas M. Karp       Director                          June 12, 2000
-------------------
Douglas M. Karp


------------------        Director
John Puente

                                                                   Exhibit 5.1

                     Opinion of Simpson Thacher & Bartlett


                                              June 12, 2000

Primus Telecommunications Group, Incorporated
1700 Old Meadow Road
McLean, Virginia  22102

Ladies and Gentlemen:

          We have acted as counsel to Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), relating to the resale by certain selling security holders of up to $300,000,000 aggregate principal amount of the Company's 5 3/4% Convertible Subordinated Debentures due 2007 (the "Debentures") and 6,025,149 shares of the Company's common stock, par value $.01 per share, issuable upon conversion thereof. The Debentures were issued under an Indenture dated as of February 24, 2000 between the Company and First Union National Bank (the "Indenture").

          The Debentures were initially sold in reliance on Section 4(2) of the Act and may be resold or delivered from time to time as set forth in the Registration Statement, any amendment thereto and the prospectus contained therein (the "Prospectus") pursuant to Rule 415 under the Act.

          We have examined the Registration Statement, the Indenture, duplicates of the Debentures and a form of common stock certificate. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, instruments and other documents and have made such other and further investigations as we have deemed relevant and necessary in connection with the opinions expressed herein. As to questions of fact material to this opinion, we have relied upon certificates of public officials and of officers and representatives of the Company.

          In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have also assumed that the Indenture is the valid and legally binding obligation of the Trustee.

          Based upon the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that:

     1. The Debentures have been duly authorized, executed and issued by the Company and, assuming that they have been duly authenticated by the Trustee, constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

     2. The shares of common stock initially issuable upon conversion of the Debentures have been duly authorized and, when issued and delivered in accordance with the provisions of the Debentures and the Indenture, will be validly issued, fully paid and nonassessable.

          Our opinion set forth in paragraph 1 above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

          We are members of the Bar of the State of New York and we do not express any opinion herein concerning any law other than the law of the State of New York and the Delaware General Corporation Law.

          We hereby consent to the filing of this opinion letter as Exhibit
5.1 to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

                                    Very truly yours,


                                    /s/ Simpson Thacher & Bartlett
                                    SIMPSON THACHER & BARTLETT

                                                                  Exhibit 23.1

                         Independent Auditors' Consent

We consent to the incorporation by reference in this Registration Statement of Primus Telecommunications Group, Incorporated and subsidiaries ("the Company") on Form S-3 of our report dated February 10, 2000 except for Note 17 as to which the date is March 13, 2000, appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. We also consent to the reference to us under the heading "Experts" in the Prospectus, which is a part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
June 7, 2000

                                                                  Exhibit 23.2

                         Independent Auditors' Consent

The Board of Directors
Primus Telecommunications Group, Incorporated:

We consent to the incorporation by reference in the registration statement on Form S-3 of Primus Telecommunications Group, Incorporated of our report dated July 9, 1999, with respect to the combined balance sheets of Telegroup, Inc. and certain subsidiaries as of December 31, 1997 and 1998, and the related combined statements of operations, comprehensive losses, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the Form 8-K/A of Primus Telecommunications Group, Incorporated filed with the Securities and Exchange Commission on August 2, 1999 and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated July 9, 1999, contains an explanatory paragraph that states that Telegroup, Inc. has filed for protection under Chapter 11 of the United States Bankruptcy Code due to significant financial and liquidity problems. These circumstances raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP

Lincoln, Nebraska
June 6, 2000

                                                                  Exhibit 25.1

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM T-1





                  STATEMENT OF ELIGIBILITY AND QUALIFICATION
              UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED,
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
   Check if an application to determine eligibility of a trustee pursuant to
                           Section 305(b) (2) _____


                          FIRST UNION NATIONAL BANK

              (Exact name of Trustee as specified in its charter)


230 SOUTH TRYON STREET, 9TH FL.
CHARLOTTE, NC                                      28288-1179
(Address of principal executive office)            (Zip Code)
22-1147033
(I.R.S. Employer Identification No.)

                       Sarah A. McMahon  (804) 343-6057
                800 East Main Street,  Richmond, Virginia 23219


                 Primus Telecommunications Group, Incorporated
              (Exact name of obligor as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)
54-1708481
(I.R.S. Employer Identification No.)


                             1700 Old Meadow Road
                               McLean, VA  22102
              (Address of principal executive offices)(Zip Code)

                                Debt Securities
                (Primus Telecommunications Group, Incorporated
             5-3/4% Convertible Subordinated Debentures due 2007)


1.       General information.

(a) The following are the names and addresses of each examining or supervising authority to which the Trustee is subject:

The Comptroller of the Currency, Washington, D.C.
Federal Reserve Bank of Richmond, Richmond, Virginia.
Federal Deposit Insurance Corporation, Washington, D.C.
Securities and Exchange Commission, Division of Market Regulation, Washington, D.C.

(b)      The Trustee is authorized to exercise corporate trust powers.


2.       Affiliations with obligor.

The obligor is not an affiliate of the Trustee.


3.       Voting Securities of the Trustee.

Response not required.
(See answer to Item 13)


4.       Trusteeships under other indentures.

Response not required.
(See answer to Item 13)


5. Interlocking directorates and similar relationships with the obligor or underwriters.

Response not required.
(See answer to Item 13)


6. Voting securities of the Trustee owned by the obligor or its officials.

Response not required.

(See answer to Item 13)


7. Voting securities of the Trustee owned by underwriters or their officials.

Response not required.
(See answer to Item 13)


8.       Securities of the obligor owned or held by the Trustee.

Response not required.
(See answer to Item 13)

9.       Securities of underwriters owned or held by the Trustee.

Response not required.
(See answer to Item 13)



10. Ownership or holdings by the Trustee of voting securities of certain affiliates or security holders of the obligor.

Response not required.
(See answer to Item 13)


11. Ownership or holdings by the Trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.

Response not required.
(See answer to Item 13)


12.      Indebtedness of the obligor to the Trustee.

Response not required.
(See answer to Item 13)


13.      Defaults by the obligor.

A. None
B. None

14.      Affiliations with the underwriters.

Response not required.
(See answer to Item 13)


15.      Foreign trustee.

Trustee is a national banking association organized under the laws of the United States.


16.      List of Exhibits.

(1)      *Articles of Incorporation.

(2) Certificate of Authority of the Trustee to conduct business. No Certificate of Authority of the Trustee to commence business is furnished since this authority is continued in the Articles of Association of the Trustee.

(3) *Certificate of Authority of the Trustee to exercise corporate trust powers.

(4)      *By-Laws.

(5)      Inapplicable.

(6) Consent by the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 as amended. Included at Page 5 of this Form T-1 Statement.

(7)      *Report of condition of Trustee.  See Attached.

(8)      Inapplicable.

(9)      Inapplicable.


Exhibits thus designated have heretofore been filed with the Securities and
Exchange Commission,             have not been amended since filing are
incorporated herein by reference
(See Exhibit T-1 Registration Number 333-76965).

                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, FIRST UNION NATIONAL BANK, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility and Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Richmond, and in the Commonwealth of Virginia on the 8th day of June, 2000.


FIRST UNION NATIONAL BANK
(Trustee)



BY: /s/ Patricia S. Welling
Patricia A. Welling
Vice President

                                                     EXHIBIT T-1 (6)

                        CONSENT OF TRUSTEE

Under Section 321(b) of the Trust Indenture Act of 1939 and in connection with the issuance by Primus Telecommunications Group, Incorporated Debt Securities, First Union National Bank, as the Trustee herein named, hereby consents that reports of examinations of said Trustee by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon requests therefor.

FIRST UNION NATIONAL BANK


BY: /s/ Patricia A. Welling
    ----------------------------------
Vice President
Patricia A. Welling, Vice President

Dated:   June 8, 2000





























                                     -1-